UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2011, and December 31, 2010, and

for the nine-month periods ended September 30, 2011 and 2010

CONSOLIDATED BALANCE SHEET

As of September 30, 2011 and December 31, 2010

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and banks	164,301,653	208,715,476
Investments	418,583,156	961,538,811
Trade receivables	1,070,919,343	793,417,597
Other receivables	347,413,762	327,961,583
Inventories	38,807,235	29,678,642
Other assets	128,119,945	128,091,604
Total Current Assets	2,168,145,094	2,449,403,713

Non-Current Assets
Trade receivables	227,686,154	237,091,115
Investments	653,839,551	481,680
Other receivables	444,234,794	240,932,684
Inventories	-	638,632
Fixed assets	8,680,201,286	6,563,165,793
Intangible assets	288,416,454	268,206,304
Other assets	73,237,322	90,286,475
Goodwill	11,508,364	572,704,466
Total Non- Current Assets	10,379,123,925	7,973,507,149
Total Assets	12,547,269,019	10,422,910,862

Liabilities
Current Liabilities
Accounts payable	879,630,873	651,057,807
Financial debt	1,073,617,261	668,299,691
Salaries and social security payable	320,328,500	237,145,443
Taxes payable	255,419,034	171,295,524
Other liabilities	158,893,448	53,404,585
Provisions	83,665,727	57,976,586
Total Current Liabilities	2,771,554,843	1,839,179,636

Non- Current Liabilities
Accounts payable	81,946,635	78,086,367
Financial debt	2,836,647,908	1,994,572,167
Salaries and social security payable	89,290,610	70,661,349
Taxes payable	659,794,992	575,570,054
Other liabilities	1,252,784,477	985,110,326
Provisions	14,551,427	11,326,505
Total Non-Current Liabilities	4,935,016,049	3,715,326,768
Total Liabilities	7,706,570,892	5,554,506,404

Minority Interest	1,736,282,707	1,587,453,391
Shareholders´ Equity	3,104,415,420	3,280,951,067
Total Liabilities and Shareholders´ Equity	12,547,269,019	10,422,910,862

      The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATION

For the nine-month periods ended September 30, 2011 and 2010 (Unaudited)

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the nine-month periods ended September 30,
	2011	2010

Sales	5,226,100,617	3,638,297,620
Cost of sales	(4,318,195,496)	(2,968,788,210)
Gross profit	907,905,121	669,509,410

Selling expenses	(293,110,692)	(150,080,187)
Administrative expenses	(400,124,988)	(258,751,139)
Goodwill amortization	(3,416,456)	(14,961,447)
Operating income	211,252,985	245,716,637

Result for investing in other companies	(3,739,347)	-

Financial and holding results
Generated by assets
Interest income	50,930,090	34,590,796
Taxes and bank commissions	(75,197,790)	(55,087,691)
Foreign currency exchange difference	34,954,749	26,770,866
Result of receivables measured at present value	324,197	12,650,527
Holding results on financial assets	(21,681,017)	1,844,699
Impairment of investments	-	(77,946,474)
Other financial results	(12,386,092)	7,257,806
Generated by liabilities
Interest expense	(323,977,166)	(135,292,041)
Foreign currency exchange difference	(158,510,305)	(60,382,006)
Result from repurchase of financial debt	(1,726,991)	12,423,696
Result of liabilities measured at present value	(3,980,843)	(3,589,748)
Other financial results	(6,837,685)	(2,917,709)
Total financial and holding results	(518,088,853)	(239,677,279)

Other income (expenses), net	29,939,161	(3,267,677)
(Loss) Income before taxes and minority interest	(280,636,054)	2,771,681
Income tax	58,470,503	(67,054,040)
Minority interest	38,920,890	(17,562,750)
Net loss for the period	(183,244,661)	(81,845,109)

Loss per share (Note 3):
Basic	(0.1394)	(0.0623)
Diluted	(0.1198)	(0.0561)

         The accompanying notes are an integral part of these unaudited consolidated financial statements.

.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the nine-month periods ended September 30, 2011 and 2010

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2009 (Audited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	248,849,684	3,336,677,959
Setting up of reserves	-	-	-	-	-	-	10,736,841	(10,736,841)	-
Capital redemption	-	-	-	(211,883,347)	(211,883,347)	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	6,709,014	-	-	6,709,014
Net loss for the nine-month period	-	-	-	-	-	-	-	(81,845,109)	(81,845,109)
Balance as of September 30, 2010 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	44,245,366	27,396,793	368,151,081	3,261,541,864

Reserve for Directors’ options	-	-	-	-	-	2,236,338	-	-	2,236,338
Distribution of dividends in advance	-	-	-	-	-	-	-	(18,111,204)	(18,111,204)
Net income for the complementary three-month period	-	-	-	-	-	-	-	35,284,069	35,284,069
Balance as of December 31, 2010 (Audited)	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	46,481,704	27,396,793	385,323,946	3,280,951,067

Reserve for Directors’ options	-	-	-	-	-	6,709,014	-	-	6,709,014
Net loss for the nine-month period	-	-	-	-	-	-	-	(183,244,661)	(183,244,661)
Balance as of September 30, 2011 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	53,190,718	27,396,793	202,079,285	3,104,415,420

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine-month periods ended September 30, 2011 and 2010 (Unaudited)

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the nine-month periods ended September 30,
	2011	2010

OPERATING ACTIVITIES
Net loss for the period	(183,244,661)	(81,845,109)
Income tax	(58,470,503)	67,054,040
Interests accrued	140,832,068	54,738,684
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation of fixed assets	276,731,619	208,618,355
Amortization of intangible assets	20,654,170	17,600,447
Depreciation of other assets	17,049,153	17,049,154
Amortization of goodwill	3,416,456	14,961,447
Reserve for Directors’ options	6,709,014	6,709,014
Setting up of provisions, net	17,011,991	14,629,346
Result from repurchase of financial debt	1,726,991	(12,423,696)
Foreign currency exchange differences and other financial results	340,434,259	75,475,248
Impairment of investments	-	77,946,474
Minority interest	(38,920,890)	17,562,750
Other	(31,075,067)	3,072,952
Changes in operating assets and liabilities
Increase in trade receivables	(49,416,169)	(295,116,016)
Increase in other receivables	(9,708,837)	(84,566,651)
(Increase) Decrease in inventories	(4,386,148)	8,297,505
Decrease in other assets	-	26,445,083
Increase in accounts payable	460,721	86,206,153
Increase in salaries and social security payable	47,527,550	8,239,593
Decrease in taxes payable	(64,835,808)	(118,425,307)
Increase in other liabilities	21,093,828	47,882,877
Increase (Decrease) in provisions	8,748,587	(6,270,907)
Increase by funds obtained of the Program of rational use of energy	306,423,124	209,552,000
Dividend paid to third parties by subsidiaries	(41,051,754)	(24,700,276)
Net cash provided by operating activities	727,709,694	338,693,160
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(485,974,695)	(432,592,816)
Payment for the acquisition of investments in subsidiaries	(1,226,211,001)	(130,366,038)
Proceeds from purchase of subsidiaries	123,783,152	-
Proceeds from sale of short-term investments	79,316,945	28,857,244
Decrease in restricted financial assets	67,017,833	67,565,838
Proceeds from sale of investments in companies	490,000	16,762,037
Proceeds from the sale of fixed assets and other assets	194,993	1,998,569
Net cash used in investing activities	(1,441,382,773)	(447,775,166)
FINANCING ACTIVITIES
Dividends paid	(18,111,204)	(15,771,731)
Proceeds from bank and financial borrowings	1,004,441,784	648,872,494
Payment of bank and financial debt	(693,478,513)	(498,978,715)
Payment to minority interest for capital reduction of subsidiaries	-	(12,391,027)
Net cash provided by financing activities	292,852,067	121,731,021

Net (decrease) increase in cash and cash equivalents	(420,821,012)	12,649,015

Cash and cash equivalents at the beginning of the year	908,697,859	435,851,011
Cash and cash equivalents at the end of the period (Note 4)	487,876,847	448,500,026

      The accompanying notes are an integral part of these unaudited consolidated financial statements. See Conciliation of cash and cash equivalents in Note 4.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1.  business of the company

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.9% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 10,613 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiaries Empresa Distribuidora de Energía Norte S.A. (“EDEN”), Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), Empresa de Sistemas Eléctricos Dispersos (“ESED”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora San Luis S.A. (“EDESAL”), distributes electricity among over 3,5 million customers throughout the northern region of Buenos Aires, the north and northwest of Greater Buenos Aires and the provinces of Salta, La Rioja and San Luis, which are covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On August 5, 2009, the Securities and Exchange Commission (“SEC”), supervisory agency of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On August 27, 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On October 9, 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

The unaudited financial statements for the nine-month periods ended September 30, 2011 and 2010 have not been audited. The Company’s management estimates that they include all the necessary adjustments to present fairly the results of operations for each period. The income for the nine-month periods ended September 30, 2011 and 2010 does not necessarily reflect a proportion of the Company’s results for the complete fiscal years.

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009 Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576/10, which introduces certain changes to its previous General Resolution No. 562/09. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562/09. In turn, in October 2011, the CNV issued General Resolution No. 592/11 introducing some modifications to General Resolution No. 576/10.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562/10.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

As of the date of these financial statements, the implementation process is proceeding as foreseen in the above-mentioned plan.

On the basis of the results yielded by the process to monitor the specific IFRS implementation plan, the Board of Directors of Pampa Energía has not become aware of any circumstance calling for modifying the plan or indicative of any deviation from the established objectives and dates.

Basis of consolidation

These unaudited consolidated financial statements include the accounts of the Company and of Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”,), Powerco S.A. (“Powerco”), Inversora Piedra Buena S.A. (“Inversora Piedra Buena”, ex Corporación Independiente de Energía S.A.), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), EPCA S.A. (“EPCA”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

The corporate structure showing the consolidated corporate control as of September 30, 2011 and identifying the different business segments is as follows:

(1) These are disclosed in this chart in order to reflect the corporate control of the Company, although they belong to the “Holding and others” segment.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(1) On March, 28, 2011, Dolphin Energía S.A. (“DESA”) has merged with IEASA, being the latter the continuing company.

(2) See Note 9.

(3) See Note 9.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

The complete names of companies included in the corporate structure and not previously described are disclosed below:

AESEBA: AESEBA S.A.

CIESA: Compañía de Inversiones de Energía S.A.

Citelec: Compañía Inversora en Transmisión Eléctrica Citelec S.A.

CPB: Central Piedra Buena S.A.

CTG: Central Térmica Güemes S.A.

Edenor: Empresa Distribuidora y Comercializadora Norte S.A.

EASA: Electricidad Argentina S.A.

EDELAR: Empresa Distribuidora de Electricidad de La Rioja S.A.

EDEN: Empresa Distribuidora de Energía Norte S.A.

EDESA: Empresa Distribuidora de Electricidad de Salta S.A.

EDESAL: Empresa Distribuidora San Luis S.A.

EGSSA: EMDERSA Generación Salta S.A.

EMDERSA: Empresa Distribuidora Eléctrica Regional S.A.

Energía Distribuida: Energía Distribuida S.A.

ESED: Empresa de Sistemas Eléctricos Dispersos

HIDISA: Hidroeléctrica Diamante S.A.

HINISA: Hidroeléctrica Los Nihuiles S.A.

Ingentis: Ingentis S.A.

Inversiones Argentina I: Inversiones Argentina I Ltd.

TGS: Transportadora de Gas del Sur S.A.

Transener: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

Transba: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these unaudited financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The unaudited consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of these unaudited financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December 31, 2010 and for the nine-month period ended September 30, 2010, as set out in these unaudited financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits and other financial placements have been valued at cost plus accrued interest at each period / year end. Investments in corporate securities, shares in other companies and mutual funds with an active market have been valued at their market price at each period / year end. Other corporate securities have been valued at their acquisition cost, which is representative of the face value at the moment of its incorporation.

Changes in market values of such instruments are included under the line “Financial and holding results” of the statement of operation.

Financial trusts with an active market have been valued at their market price at each period / year end.

Guarantee bank accounts: as of December 31, 2010, they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

Long-term

Investments in equity securities in which the Company does not exercise control or significant influence are accounted at cost.

As of September 30, 2011, the subsidiary Pampa Inversiones held in its portfolio 2,436,010 common shares of San Antonio International Ltd.’s capital (hereinafter “San Antonio”), after a registered reduction in its equity interest resulting from the restructuring of the financial liabilities executed by San Antonio during 2010. Considering, San Antonio's current financial situation and the illiquidity of its shares, Pampa Inversiones maintains its estimated recoverable value at zero. Therefore, as of September 30, 2010, Pampa Inversiones had recorded a loss for impairment of fixed assets amounting to Ps. 77.9 million, which are disclosed under “Financial and holding results” in the income statement as of that date.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period / year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Banking and financial debts resulting from restructuring processes have been valued based on the best possible estimate of the discounted payable amount using a market interest rate reasonably reflecting market evaluations of both the time value of money and risks specific to the debt as of the time of their initial recognition.

Bank and financial debts of the acquired companies have been valued considering its market value at the moment of the acquisition plus financial results accrued on the basis of the internal return rate determined in each acquisition.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Balances corresponding to Program for the Rational Use of Electric Power (“PUREE”) and Ente Regulador de la Electricidad (“ENRE”) penalties and discounts have been valued at nominal value. ENRE penalties and discounts included in the Adjustment Agreement have been adjusted in accordance with the provisions of the aforementioned Agreement (See Note 7).

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are converted at the current exchange rates at period / year end. Transactions denominated in foreign currencies are converted into local currency at the current exchange rates on the date of transaction settlement.

Inventories

Comprise materials and spare parts, which are stated at its acquisition or replacement cost. Their values do not exceed their net realizable value at period / year end.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consumed.

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation and impairment allowances, if corresponds. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of CTG and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets has been calculated using technical formulas other than the straight-line method.

Oil prospecting and production activities are accounted for using the Successful Effort method. Prospecting costs, excluding prospecting well costs, are charged to income in the period or year in which they are incurred. Prospecting wells’ drilling costs, including stratigraphic test wells, are capitalized until it is determined whether there are proven reserves justifying their commercial development. If such reserves are not found, the stated drilling costs are charged to income in the period or year they are incurred.  Drilling costs applicable to productive wells and the development of the deposit (including wells and development of seismic projects) are capitalized.

Production wells and facilities in production areas are depreciated using a unit-of-production method by applying the ratio between the produced hydrocarbons and the proved developed hydrocarbon reserves as estimated by experts. Commercially unconfirmed discovery wells are not depreciated until their confirmation.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operation.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time, are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the nine-month periods ended September 30, 2011 and 2010, amounted to Ps. 28.5 million and Ps.111.2 million, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments. As a consequence of the delay in the commercial start-up of Loma de la Lata´s expansion works resulting from the technical defects mentioned in Note 10, Loma de la Lata has suspended the capitalization of financial costs as from the month of February 2011.

During the nine-month periods ended September 30, 2011 and 2010, the Company recorded as own costs (both direct and indirect) amounting to Ps. 49.8 million and Ps. 38.3 million respectively.

Consolidated fixed assets include the higher values identified mainly in the Distribution-segment companies’ acquisition process.

The recorded values of fixed assets do not exceed their estimated recoverable value.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Intangible assets

Concession contracts: correspond to the total value assigned to the concessions of HINISA and HIDISA and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Other assets

Current

Other current assets include the Company's indirect equity interest in Ingentis, considering the decision adopted by the Board of Directors of the holding company, Inversora Ingentis, of cancelling its equity interest in this company by following a capital reduction process (See Note 9). Pursuant to this decision, the Company has valued its investment in Ingentis according to its estimated recoverable value, net of the recognized negative goodwill associated with this interest.

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at period / year end.

Changes in the fair value of instruments not designated as hedge instruments, at each measurement date, are charged to the statement of operation under the line “Financial and holding results”.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). Currently, the Company is operating contracts for the purchase of U.S. Dollars at a future date through its subsidiaries CPB, CTG, Loma de la Lata and Transener (the “Constituents”).

Whenever a future operation is arranged and every time losses are generated, the Company receives funds from its principals and uses those funds as guarantees of these operations. As a consequence of that, the Company records a credit with the Mercado and a liability with the constituent in its accounting books.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

Allowances and provisions

The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation and Transmission segments) or it is calculated based on the historical collection of services billed through each year end and subsequent collections (Distribution segment).

Deducted from assets: for unrecoverable tax credits. These provisions have been set based on the recoverability estimation of the Management, considering the current business plan of the Company and the statutory prescription periods.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity, (iv) reactive equipment, (v) by any Cost Variation Index (“CVI”), without duplication (including the recognition of cost variations incurred between June 2005 and November 2010 according to the Complementary Agreement; and (vi) for bonuses, net of penalties (provided it meets certain service quality regulations). All this income is accounted for as the services are provided, except for income resulting from CVI adjustments, which are accounted for upon their collection.

Likewise, the joint-controlled company Transener generates additional income by means of the provision of external services for the construction and installation of electrical equipment and structures, the operation and maintenance of off-network lines, the supervision of the expansion of the Argentine Interconnection System (“SADI”), the supervision of operations and maintenance of independent transmitters and other services. All this income is disclosed under Income based on its accrual, except for income resulting from the construction and installation of assets and electrical equipment, which are disclosed based on the work progress.

Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonuses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company. Cost Monitoring Mechanism (“MMC”) adjustments are accounted for as long as they have been approved by ENRE.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Other

Income resulting from the sale of crude oil, natural gas and liquefied petroleum gas is recognized simultaneously with the transfer of ownership at the termination of their associated contracts, which is effected when the client takes ownership of the product, taking on all risks and benefits, prices have been ascertained and collectability has been reasonably assured.

Financial and holding results

Financial and holding results are segregated into those generated by assets and those generated by liabilities.

Impairment of fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

As of September 30, 2010, losses amounted of Ps. 77.9 million were recorded under “Impairment of investments” as a result of the recoverability evaluation of its interest in the company San Antonio.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the period ended September 30, 2011, the Company recognized a valuation allowance over certain tax on assets credit classified as Other Receivables for a total amount of Ps. 35 million, considering that these amounts will not be realized under the Company’s current business plans.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3.  LOSS per share

The Company has calculated basic loss per share on the basis of the weighted average amount of outstanding common stock at September 30, 2011 and 2010, as follows:

	For the nine-month periods ended September 30, (unaudited)
	2011	2010

Net loss for the period	(183,244,661)	(81,845,109)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic loss per share	(0.1394)	(0.0623)

Furthermore, the Company has calculated diluted loss per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the loss per share, such dilutions will not be considered in calculations.

	For the nine-month periods ended September 30, (unaudited)
	2011	2010
Net loss for the period	(183,244,661)	(81,845,109)
Weighted average amount of outstanding shares	1,529,618,972	1,458,658,257
Diluted loss per share	(0.1198)	(0.0561)

The reconciliation of the weighted average number of outstanding shares for basic and diluted loss per share is as follows:

	For the nine-month periods ended September 30, (unaudited)
	2011	2010
Weighted average amount of outstanding shares for basic loss per share
	1,314,310,895	1,314,310,895
Number of shares to be added if all the options granted are exercised	215,308,077	144,347,362
Weighted average amount of outstanding shares for diluted loss per share	1,529,618,972	1,458,658,257

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Trade receivables
Current
Receivables from energy distribution	699,968,338	435,771,000
Receivables from Argentine Wholesale Electric Market ("WEM")	86,253,281	78,113,330
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	138,139,001	150,653,416
- Transmission	45,411,152	39,518,005
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	111,109,576	74,179,781
Debtors in litigation	15,736,581	15,619,719
Related parties	703,794	843,882
Other	38,701,882	30,948,903
Subtotal	1,136,023,605	825,648,036
Allowance for doubtful accounts	(65,104,262)	(32,230,439)
	1,070,919,343	793,417,597
Non-current
Receivables from energy distribution	45,710,626	45,531,000
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	181,907,021	191,458,800
Other	68,507	101,315
	227,686,154	237,091,115

(1) Fund for Investments required to increase the electric power supply in the WEM.

Other receivables
Current
Tax credits:
- Value added tax	108,158,298	165,527,822
- Tax on gross sales	3,707,799	1,154,827
- Income tax	29,771,875	4,881,567
- Tax on assets	108,941	3,435,734
- Other tax credits	3,107,271	7,025,702
Advances to suppliers	69,743,501	58,196,801
Advances to employees	10,577,535	6,878,737
Related parties	30,772	-
Prepaid expenses	21,918,405	20,521,369
Other debtors from energy distribution	33,470,129	23,321,000
Deposits in guarantee on financial derivative instruments	27,666,374	20,146,671
Other	57,154,590	31,187,844
Subtotal	365,415,490	342,278,074
Valuation allowance on other receivables	(18,001,728)	(14,316,491)
	347,413,762	327,961,583

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Other receivables
Non-current
Tax credits:
- Value added tax	25,469,983	18,248,054
- Tax on gross sales	9,300,371	7,328,560
- Tax on assets	140,103,777	82,810,469
- Deferred tax asset	280,606,665	146,159,704
- Other tax credits	12,108,470	10,890,112
Advances to suppliers	-	3,653,335
Employee stock ownership programme	2,664,715	2,513,540
Prepaid expenses	2,474,733	1,199,000
Other	22,805,527	11,388,125
Subtotal	495,534,241	284,190,899
Valuation allowance on other receivables	(51,299,447)	(43,258,215)
	444,234,794	240,932,684

Inventories
Current
Materials and spare parts	35,372,209	24,708,213
Fuels	2,552,262	-
Advances to suppliers	204,473	4,690,687
Lots	678,291	279,742
	38,807,235	29,678,642

Non-current
Lots	-	638,632
	-	638,632

Other assets
Assets held for sale	128,119,945	128,091,604
	128,119,945	128,091,604

Accounts payable
Current
Suppliers	734,485,479	584,064,708
CAMMESA	47,762,727	24,694,558
Fees and royalties	1,778,739	3,317,761
Related parties	121,463	69,364
Deferred income	8,627,147	547,147
Customer advances	78,523,717	37,664,534
Customer guarantees	8,331,601	699,735
	879,630,873	651,057,807
Non-current
Suppliers	1,234,867	1,855,000
Deferred income	2,606,543	2,745,483
Customer guarantees	18,874,508	24,356,884
Customer advances	59,230,717	49,129,000
	81,946,635	78,086,367

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Financial debt
Current
Financial loans	286,533,077	288,175,300
Bank overdrafts	354,119,929	146,424,783
Corporate bonds	52,684,285	27,474,072
Short-term notes	153,916,010	149,272,446
Accrued interest	74,523,158	49,584,957
Financial derivative instruments	2,505,346	7,253,000
Related parties	149,335,456	115,133
	1,073,617,261	668,299,691
Non-current
Financial loans	524,110,281	72,815,560
Corporate bonds	2,202,528,881	1,921,756,607
Related parties	110,008,746	-
	2,836,647,908	1,994,572,167

Salaries and social security payable
Current
Salaries and social security contributions	111,455,992	99,743,031
Provision for vacations	115,290,659	80,356,459
Provision for gratifications	30,235,181	16,567,383
Provision for annual bonus for efficiency	42,820,022	31,523,344
Pension plan	15,150,708	2,790,226
Retirement anticipated	5,375,938	6,165,000
	320,328,500	237,145,443

Non-current
Pension plan	65,775,684	51,384,349
Bonus for antiquity	17,349,576	12,432,000
Retirement anticipated	6,165,350	6,845,000
	89,290,610	70,661,349

Taxes payable
Current
Provision for income tax, net of witholdings and advances	53,028,444	36,800,615
Provision for tax on assets, net of witholdings and advances	40,872,763	7,006,544
Value added tax	27,403,420	38,732,713
Municipal, provincial and national contributions	52,410,847	32,024,000
Municipal taxes	41,650,944	27,231,902
Taxes withholdings to be deposited	22,102,248	16,712,421
Other	17,950,368	12,787,329
	255,419,034	171,295,524
Non-current
Deferred tax liabilities	613,550,630	528,905,850
Value added tax	31,081,584	35,129,901
Other	15,162,778	11,534,303
	659,794,992	575,570,054

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Other liabilities
Current
Expenses accrued	9,776,701	15,376,072
Related parties	569,499	201,539
Dividends payable	1,210,680	26,357,604
Programme of rational use of energy	66,857,549	-
Debt for acqusition of subsidiaries	350,427	-
ENRE fines and bonuses (1)	31,836,000	-
Other creditors	20,845,000	-
Other	27,447,592	11,469,370
	158,893,448	53,404,585
Non-current
ENRE fines and bonuses (1)	483,829,402	455,421,000
Programme of rational use of energy	768,662,575	529,097,000
CAMMESA financing - Transmission	292,500	592,326
	1,252,784,477	985,110,326

(1) Corresponds to sanctions imposed by the ENRE in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the nine-month periods ended September 30, (Unaudited)
	2011	2010

Sales
Generation	2,359,159,695	1,781,431,570
Transmission	231,363,183	203,447,245
Distribution	2,610,090,649	1,651,950,000
Other	25,487,090	1,468,805
	5,226,100,617	3,638,297,620

	As of September 30, 2011	As of September 30, 2010
	(Unaudited)	(Unaudited)
Conciliation of cash and cash equivalents
Cash and banks and current investments	582,884,809	631,665,774
Non cash equivalent investments
Time deposits	-	(9,338,294)
Corporate securities	(19,724,020)	(42,171,217)
Shares in other companies	(54,536,657)	(96,838,604)
Trusts	(20,747,285)	(34,817,633)
Cash and cash equivalents	487,876,847	448,500,026

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)

Tax loss-carryforwards	280,705,578	157,271,334
Investments	4,565,506	567,572
Trade receivables	(53,699,926)	(56,730,946)
Fixed assets	(768,815,693)	(617,882,700)
Intangible assets	12,568,131	(30,270,184)
Other assets	(786,227)	(2,346,126)
Financial debt	(40,489,078)	(23,963,246)
Salaries and social security payable	34,803,398	7,957,104
Accounts payable - Other liabilities and provisions	188,524,842	181,504,170
Other	9,679,504	1,146,876
Net deferred tax liability	(332,943,965)	(382,746,146)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, ascertained after their proper offset, are disclosed in the Consolidated Balance Sheet:

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)

Deferred tax asset	280,606,665	146,159,704
Deferred tax liability	(613,550,630)	(528,905,850)
Net deferred tax liability	(332,943,965)	(382,746,146)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the nine-month periods ended September 30, (Unaudited)
	2011	2010

Loss (profit) before taxes and minority interest	(280,636,054)	2,771,681
Current tax rate	35%	35%
Result at the tax rate	98,222,619	(970,088)

Goodwill amortization	(1,195,760)	(5,236,506)
Result for investing in other companies	(1,308,771)	-
Reserve for Director´s options	(2,348,155)	(2,348,155)
Non-taxable income / Non-deductible loss	6,075,095	(24,788,925)
Other	(8,729,829)	(14,972,323)
Subtotal	90,715,199	(48,315,997)
Expiration of tax loss-carryforwards	(235,787)	(13,277,240)
Tax on assets credit	(5,950,491)	(5,668,298)
Change in valuation allowance for tax loss carryforwards	(26,058,418)	207,495
Total income tax expense	58,470,503	(67,054,040)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5.  (continued)

As of September 30, 2011, consolidated accumulated tax losses amount to Ps. 1,190.2 million, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

Generation fiscal year	Prescription fiscal year	35% of amount

2006	2011	10,117,424
2007	2012	23,735,231
2008	2013	62,512,288
2009	2014	65,329,319
2010	2015	174,315,548
2011	2016	84,820,438
		420,830,248
Unrecognized deferred tax asset		(140,124,670)
Tax loss-carryforwards		280,705,578

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of September 30, 2011 is mainly made up of the following Corporate Bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount		Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands					in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		166,936	(4)	53,064	(45)	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	12,397		-		3% to 7% (incremental)	2016
	At par at fixed rate	Aug-15-11	US$	100,535		-		100,535	-	9.75%	2021
Edenor	At par at variable rate	Apr-24-06	US$	12,656		12,656		-	(1,869)	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		80,048		-		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243		24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	300,000		29,994		270,006		9.75%	2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874		419		12,455	-	3% to 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	87,413	(2)	86,205		1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,338		4,731	187	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,971		3,059		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	-		189,299	-	11.50%	2015
Edenor	At par at variable rate	May-07-09	Ps.	40,772	(3)	-		40,772	-	Badlar private + 6.75%	2013
EMDERSA	At par at fixed rate	Nov-05-10	Ps.	22,800	(3)	-		22,800	-	Badlar private + 4.30%	2012
CPB	Short-term note	Oct-22-10	Ps.	80,000		-		80,000	-	Badlar private + 3.00%	2011
	Short-term note	May-09-11	Ps.	70,161		-		70,161	-	Badlar private + 3.00%	2012

(1) Corresponds to the remaining amount as of December 31, 2008.

(2) Include interests capitalized after the issuance.

(3) Corresponds to the remaining amount as of September 30, 2011.

(4) Includes US$ 47,435 in concept of change for corporate bonds with final maturity 2021.

During the nine-month period ended September 30, 2011, the Company and its subsidiaries acquired its own Corporate Bonds or Corporate Bonds of various subsidiaries at their respective market value for a total face value of US$ 49.0 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a loss of Ps. 1.7 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, several of which have been cancelled as a result of the implementation of the previously described Class 1 Corporate Bonds Refinancing

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple Corporate Bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 19, 2009. On July 5, 2010, Transener submitted the update of the prospectus together with the financial statements at March 31, 2010.

Refinancing of Transener’s Class 1 Corporate Bonds

Since at the beginning of the year 2011 suitable conditions were observed in the international capital market and due to the partial amortization of Class 1 Corporate Bonds as from the year 2013, Transener has decided to refinance these securities, mainly aiming to extend its debt terms.

This process, which was initiated in the month of April 2011, comprised a cash purchase offer and an exchange offer for Class 1 Corporate Bonds. As of the closing of these offers, consensus for approximately 65% of all offered securities had been obtained. This result includes Transener and Transba’s portfolio securities for US$ 29.1 million.

Furthermore, as part of such refinancing, Transener called for Extraordinary Meetings of Class 1 Corporate Bonds Holders for the discussion of an amendment to the First Addendum to the Program’s Trust Agreement aiming to substantially eliminate all restrictive covenants and breach events contained in the terms and conditions of Class 1 Corporate Bonds. On July 29 and August 10, 2011, such meetings approved the amendment pursuant to the terms proposed by Transener.

In order to finance the stated securities’ purchase and exchange offer, Class 2 Corporate Bonds amounting to US$ 53.1 million were issued on August 2, 2011, and US$ 47.4 million will be issued on August 11, 2011. Consequently, the total value of Class 2 Corporate Bonds will amount to US$ 100.5 million. The new securities will be totally amortized on August 15, 2021, and will bear interest at an annual rate of 9.75%.

The new Corporate Bonds Class 2 have been authorized for its price in the Stock exchange of Trade of Buenos Aires and in the Stock exchange of Luxembourg and for his negotiation on the Opened Market Electronic S.A.

Pursuant to the refinancing terms, Transener and its restricted subsidiaries are subject to several restrictions, the following ones being the most important: (i) to incur or secure additional indebtedness; (ii) to pay dividends or conduct other distributions regarding, or redeem or repurchase, the Company's capital stock or subordinated indebtedness; (iii) to make other restricted payments, including investments; (iv) to create liens and conduct sale & leaseback transactions; (v) to sell or otherwise dispose of assets, including the subsidiaries’ capital stock; (vi) to enter into agreements restricting the subsidiaries’ dividends; (vii) to conduct transactions with affiliates; and (ix) to conduct merger or consolidation transactions.

CAMMESA’s financing to Transener and Transba

As a result of the delay in the implementation of cost adjustments according to the guidelines stipulated in the Agreement, on May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps.42.7 million, respectively.

As regards financing, CAMMESA foresees its early cancellation if ENRE increases income during the term of such financing in other to compensate for the changes in the CVI. Loans have an initial twelve-month grace period as from the date of their last disbursement. The disbursement of funds under CAMMESA financing will be repaid in 18 equal monthly installments.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As described in Note 7, pursuant to the complementary agreement entered, Transener and Transba will apply the receivables acknowledged by the ES and ENRE on account of cost variations to the cancellation, up to such amounts, of the financing granted by CAMMESA.

On May 2, 2011, Transener and Transba executed with CAMMESA the new extensions to the financing agreements (Addendums II), stipulating as follows: i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the financing agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the ES and ENRE on account of cost variations from June 2005 to November 2010 and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed extensions.

It should be pointed out that the funds making up the new loans will be destined to operation and maintenance operations and to the investment plan for the year 2011, and will be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

However, these covenants are not being fully met since as at September 30 the amounts received from CAMMESA do not amount to 15% of the corresponding cost variations from June 2005 to November 2010, and since no amounts are being collected for the remuneration adjustment which should have been made since December 1, 2010.

As of September 30, 2011, collected disbursements under this financing amounted to Ps. 207.5 million, Ps. 196.6 million of which correspond to principal and Ps. 10.9 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After September 30, 2011, disbursements amounting to Ps. 12.0 million were collected.

Likewise, on September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of September 30, 2011, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

Edenor and subsidiaries

Edenor´s Corporate Bonds Programme

On October 25, 2010, Edenor issued Corporate Bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor cancelled Corporate Bonds for a nominal value of US$ 123.9 million as follows:

- exchanged Class 7 Corporate Bonds for a nominal value of US$ 90.3 million for Class 9 Corporate Bonds for a equivalent nominal value plus a cash payment amounting to US$ 9.5 million, including interests accrued and unpaid, and;

- acquired Class 7 Corporate Bonds for a nominal value of US$ 33.6 million, paying in cash US$ 35.8 million, including interests accrued and unpaid.

New Class 9 Corporate Bonds amounting to US$ 230.3 million, with an amortization of principal in a single payment in 2022, have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011. Edenor requested that the Corporate Bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market.

On April 26, 2011, Edenor have issued Corporate Bonds for a face value of US$ 69.7 million, thus completing the original amount of the series of up to US$ 300 million.

Edenor used the received founds from the placement of the Corporate Bonds to refinance part of its short term outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

EMDERSA and its subsidiaries´ Corporate Bonds Programme

On November 5, 2010, pursuant to the public offering through the Guaranteed Medium-Term Debt Securities Issuance Program by EMDERSA authorized by the National Securities Commission on July 27, 2006, EDESA and EDELAR issued their Class IV and Class V Corporate Bonds for Ps. 15.2 million, each case. On August 10, 2011 those companies paid the first principal amortization coupons corresponding to 25% thereof, for an amount of Ps. 7.6 million.

Bank Loans

As part of the debt refinancing corresponding to the Corporate Bonds issued by EDESA, EDESAL and EDELAR and guaranteed by EMDERSA for US$ 75.5 million dated September 14, 2006, during the month of July 2010 Banco Itaú Argentina S.A. and Standard Bank Argentina S.A., among others, granted financing to distributors under a medium-term syndicated loan nominated in pesos aimed mainly to the early cancellation of the Corporate Bonds' debt.

The amount disbursed through these loans amounted to Ps. 208.5 million and finally matures in July, 2013, quarterly maturities of principal are also provided for as from January 2012.

Pursuant to the operation mentioned in Note 9, the change in control of the acquired companies’ capital stock resulted in the cancellation of the previously mentioned Edenor subsidiaries’ loans; therefore, on March 4, 2011 Edenor granted several loans to such subsidiaries pursuant to the following distribution: i) EDEN Ps. 80 million; ii) EDELAR Ps. 31.2 million; iii) EDESA Ps.131.3; and iv) EDESAL Ps. 37.5 million. Such loans will mature on April 30, 2011, bear interest at an annual 16% rate and have been applied, among other uses, to the early cancellation of short-term financial loans and banking debt.

On April 29, 2011, Edenor signed a refinancing agreement with EDEN, EDESAL, EDELAR and EDESA on the hereinbefore mentioned granted loans. The new agreement sets the financial maturity date on April 30, 2012 and interest semiannual maturities on October 31, 2011 and April 30, 2012. All mentioned loans have been agreed in keeping with market conditions for this kind of operations. On October 25, 2011, EDESAL cancelled the total amount of its debt. During the third quarter, EDEN effected partial cancellations of its financial lending for a total amount of Ps. 4.5 million.

In August 2011, Edenor took out a financial loan from Banco Ciudad for a nominal value of Ps. 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011.

Additionally, in March and July 2011, Edenor took out loans from Banco Provincia de Buenos Aires for a total nominal value of Ps. 22 million accruing interest at an annual rate of 14% and falling due in March 2012 and July 2014, respectively. Interest is paid on a monthly basis.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its Corporate Bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34.8 million.

CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-    Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-     Paid US$ 8.9 million in cash to the holders that exercised this option; and

-     Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0.1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 19, 2008, and on January 16, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

-        Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtedness.

-        Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

-        Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue Corporate Bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme. Up to the issue of these unaudited financial statements, CTG has not issued any class and / or series of Corporate Bonds under this Programme.

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100 million, one for Ps. 50 million accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50 million accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, due on March 23, May 9 and June 25 of 2012.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Piedra Buena

Global Short-Term Debt Securities Program

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple Corporate Bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the years 2011 to 2009, CPB issued six VCP series under this program, for a total amount of Ps. 311.9 million. Series 5 and 6 issued for a total nominal value of Ps. 150.2 million are in force as of September 30, 2011.

After the closing of the period, CPB issued Class 7 under this program (See Note 19).

CAMMESA Financing

On September 28, 2010, the ES instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which will have be available before the winter of 2011.

In October 2010, CPB formalized its proposal to increase its power generation capacity to CAMMESA. On October 28, 2010 CAMMESA informed the ES of the result of the call, pointing out that CPB’s project was one of the most appropriate ones and defining the works approved for execution.

The ES informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in ES Resolution No. 146/02 and Notes 6157/10 and 7375/10.

On March 21, 2011, the Company entered into a loan agreement with CAMMESA perfecting such financing, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by OED from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Note No. 6157/10 and Note No. 7375/10, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

On April 18 and August 2, 2011, the ES approved two requests by CPB to modify the original works’ budget for an amount of Ps. 6.9 million and Ps. 4.6 million, respectively. As at the issuance hereof, the extension of the hereinbefore mentioned loan agreement until reaching the total expected amount of Ps. 68.3 million had not been completed.

As of September 30, 2011, CPB had received partial advances from CAMMESA for a total amount of Ps. 59.6 million, which accrued interest for an amount of Ps. 3.7 million.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the Company’s steam turbine units; such funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010.

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

The balance owed by CPB as at the issuance hereof plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 59.8 million.

Bank loans

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20 million, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of September 30, 2011, the balance of such loan plus accrued interest amounts to Ps. 20.1 million.

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60 million, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest is be payable on a monthly basis, and the principal is repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of September 30, 2011, the balance of such loan plus accrued interest amounts to Ps. 57.3 million.

On August 29, 2011, CPB received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal will be repaid as a lump sum in August, 2012. As at September 30, 2011, the balance of such loan plus accrued interest amounts to Ps. 10 million.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (the “Project”) mentioned in Note 10.

The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of Corporate Bonds, as defined below).

Due to the issuance of the Corporate Bonds, mentioned in the following note, Loma de La Lata made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

On March 1, 2011, Loma de la Lata entered into an amendment to the agreements executed with the Project’s contractor whereby this company’s obligation to keep the stated guarantees was cancelled. The participating banks, upon Loma de la Lata’s request, released the amounts held in escrow for the payment of the Project’s contractual milestones.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of Corporate Bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the Corporate Bonds issued are secured by Pampa Energia (shareholder controlling Loma de La Lata) as direct and main obligor.

Amendments to covenants of Corporate Bonds

At the Extraordinary Corporate Bond Holders´ Meeting held on March 23, 2010, Loma de La Lata completed the process to amend certain   restrictive Corporate Bonds covenants. The main amendments are described below:

-        Any present or future equity interest of any Loma de La Lata subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.

-        Allowed indebtedness is increased from US$ 25 million to US$ 60 million.

-        Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.

-        Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.

-        Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

At the Extraordinary Corporate Bonds Holders´ Meeting which took place on April 29, 2011, modifications of certain Corporate Bonds' covenants were approved. The main modifications are described below:

-        The authorization for early redemption through the payment of additional amounts.

-        The authorization for payments resulting from the Corporate Bonds to be made, at Loma de La Lata’s option, in US$ or in pesos at the reference exchange rate.

-        The deadline for the project’s conclusion is set at December 31, 2011.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

At the Extraordinary Meeting of Negotiable Obligations Holders held on October 17, 2011, the modification of certain Negotiable Obligations' covenants was agreed, including the modification of certain terms and definitions of the Personal Guaranty.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50 million, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010. As of September 30, 2011, no Corporate Bonds have been issued under such program.

Bank Loans

On January 15, 2010, Banco de la Nación Argentina granted financing to Loma de La Lata for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in twenty monthly consecutive installments, the first of them maturing 11 months as from the loan granting date.

Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding such transaction, Pampa Inversiones transferred 78,224,000 Corporate Bonds issued by EASA. and 22,137,320 Corporate Bonds issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. On January, 25, 2011, Pampa Inversiones cancelled such transaction, the guarantee on the investment of the Corporate Bonds mentioned being thus released.

Regarding the acquisitions of CIESA Corporate Bonds, realized on January, 27, 2011 mentioned in Note 9, Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed the Company to obtain financing for a total amount of US$ 60 million. On March 4, 2011, Pampa Inversiones received additional financing from such entities for US$30 million.

On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension,  which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments as of February 11, 2013 and due in August 11, 2015.

This financing is secured by the Company for an amount of up to US$ 90 million. Additionally, the Company is under a duty to meet certain covenants.

Petrolera Pampa

Global Short-Term Debt Securities Program

On July 27, 2011, at Petrolera Pampa’s Extraordinary General Meeting of Shareholders the creation of a global short-term debt securities program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

After the closing of the period, Petrolera Pampa issued Class 1 under this program (See Note 19).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

INNISA and INDISA

Financing of the acquisition of participation in INNISA and INDISA

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4.9 million. This loan accrues interest at 3% and matures on June 7, 2011.

On May 16, 2011, the Company agreed with Banco Galicia on the renewal of the stated financing until March 7, 2012 for an amount of US$ 5,515,433 at an annual interest rate of 4%.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI is directly sold to the WEM at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the ES.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of the power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as of the date hereof by the Federal Government on the Company and its subsidiaries´ economic and financial situation as of September 30, 2011 were calculated according to evaluations and estimates carried out by management when preparing these unaudited consolidated financial statements and should be read considering such circumstances.

Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (“Stabilization Fund Sub-account”). The maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Having both companies the objective to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its power generation segment subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of September 30, 2011, net of the realized collections if applicable and at its present value and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 70.6 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented by Loma de la Lata, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which during the year 2008, had been duly collected.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Supply Commitment Agreements

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, CPB and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, in connection with Loma de la Lata´s expansion project, the generation segment subsidiaries have assigned to this project their consolidated receivables accrued during 2008 to 2010. As of June 30, 2011, the generation segment subsidiaries partially collected from CAMMESA its consolidated receivables accrued during 2008, 2009 and 2010. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued as of June 30, 2011 add up to approximately Ps. 198.2 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

As of September 30, 2011, accumulated LVFVD object of the abovementioned assignment, at its present value plus interest accrued add up to approximately Ps. 201.4 million.

Energy Plus - ES Resolution No. 1,281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-        Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-        Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-        The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

-        The New Agents joining the system must contract their whole demand under the Energy Plus service.

-    For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./MW, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil / Diesel Oil Generation: 8.61 Ps./MW

•  Fuel Oil Generation: 5.00 Ps. /MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$ / barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 $/bbl under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/bbl under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/bbl differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

Pursuant to these provisions, CPB has recognized to the covered producers the accounting effects resulting from this regulation applicable to the purchases of fuel oil made as from the month of May 2011, which will not have any impact on the Company’s results.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6.169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The Company and its subsidiaries formally adhered to both calls.

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the thermal offer of the electricity generation sector.

Additionally, Note No. 7584/10 states that based on the support given by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market, these agreements shall not be affected.

CTG expressed its adherence to this call as from July 2011, which will be effective until December 31, 2011.

Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement”)

On November 25, 2010, the controlled power generation companies together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The main conditions of the Agreement are as follows:

•           An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of CPB and Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of CTG). This condition will not apply to Generators covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•           An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•           The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

The Agreement sets forth a term of 90 days for its instrumentation through the execution of the supplementary addendums. On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with WEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

In order to fulfill their obligations arising from the Agreement, the Company and its subsidiary generating companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement, on April 1, 2011, the Company and its subsidiary generating segment companies entered into an agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project, which will be developed in two stages, will result in a total installed power of 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount.

Furthermore, the stated agreement provides for the exclusion of the Company and the rest of the signatory generators from the provisions of the before mentioned ES Note No. 924.

Balances accumulated by LVFVDs corresponding to the six-month period ended on September 30, 2011 and allocated to this project, plus all accrued interest, amount to Ps. 21 million.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the UNIREN, including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a RTI (“Comprehensive Tariff Review”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Memorandum of Agreement as regards the terms and investments to be made.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of September 30, 2011, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

i.                     the recognition of a credit in favor of Transener and Transba resulting from cost variations during the June 2005 – November 2010 period, calculated through the IVC;

ii.                    the compulsory cancellation of the financing received from CAMMESA by means of the assignment of credits resulting from the recognition of cost variations stated in the previous section;

iii.                  a mechanism for the payment of favorable balances during the year 2011;

iv.                  the recognition of an additional amount  to be received thought CAMMESA which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

v.                    a proceeding for the restatement and payment of resulting cost variations following the sequence of the semesters already elapsed from December 1, 2010 to December 31, 2011.

vi.                  that the appeal for legal protection under the right of amparo on account of the default be waived, thus requesting the recognition of higher costs and the need to call for a public hearing in order to conduct the RTI.

CAMMESA estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the June 2005 – November 2010 period, as of January 17, 2011, amounting to Ps. 265.2 million as principal and Ps. 148 million as interest.

On the other hand, during the first semester of 2011, Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through CAMMESA’s financing. Consequently, both companies have disclosed revenues from sales amounting to Ps. 17.6 million and Ps. 61.9 million, and earned interest amounting to Ps. 21.2 million and Ps. 99.7 million during the nine-month period ended on September 30, 2011 and fiscal year 2010, respectively.

This way, CAMMESA continued settling Transener and Transba’s remuneration for the electricity public transmission service under the values set forth by ENRE Resolution No. 328/08 and 327/08, and not those indicated in the complementary agreement and bearing the adjustment of costs, which have been informed by theENRE to the SE through Note No. 99,868 dated June 21, 2011, ENRE —pursuant to Section 1.b of the complementary agreement— calculated and informed the ES of the new remuneration values to be considered for the period starting on December 1, 2010.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Therefore, the remuneration adjustment for both companies as from December 1, 2010, as well as the payment of accrued receivables, plus applicable interest until their actual cancellation, are still pending. These amounts must be included in the new addendum to be executed with CAMMESA.

Pursuant to the hereinbefore mentioned delay, the ES has been requested to take all necessary actions to regularize the disbursements set forth in Addendum II to the Loan and Receivables Assignment Agreement so that they are made within the term stipulated in the complementary agreement and so that CAMMESA is instructed to enlarge the Loan and Receivables Assignment Agreement for the amounts resulting from the calculations made by ENRE as from the semester starting in December 2010.

Distribution

Edenor Tariff situation

Agreement Act between Edenor and National State

On September 21, 2005, the Company signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.

The Adjustment Agreement established the following:

i)           the implementation of a Temporary Tariff Regime (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value (“VAD”), allocated to certain specified capital expenditures;

ii)         the requirement that during the term of such temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)        the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a Revision of the RTI which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;

vi)        the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of Ps. 25.5 million should it be required (item iii below);

vii)      the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted as of each date;

viii)     the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)        the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Such agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

ii)         Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund;

iii)        Implementation of the MMC contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)        Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items a) and b) above) and from May 1, 2006 through January 31, 2007 (item c) above);

v)         Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)        Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

Comprehensive Tariff Review process (“RTI”)

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/07. Additionally, Edenor’s controlling shareholder, EASA, is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

PUREE - MMC

On October 4, 2007, Resolution No. 1,037/2007 of the ES was published in the Official Gazette, which established that the amounts paid by Edenor for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the MMC be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the PUREE and the payment of bonuses to users under such Programme for the period from May 2006 to April 2007, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%. On October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

On the other hand, on September 30, 2011, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	Application date	MMC Adjustment
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable for this concept has been recorded by the Company in these financial statements until approval is granted by the control authorities.

As of September 30, 2011 and December 31, 2010, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 768.7 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

Electricity rate schedules

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008. As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. The aforementioned mentioned rate schedule included the passing to rates of the increase in the seasonal price of the energy, in order to reduce the Federal State subsidies to the electric sector, and not to increase Edenor’s value added of distribution.

Additionally, by Resolution No. 347/10, the ES approved the winter scheduling for the MEM for the period May 1 – October 31, 2010. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/08 from June 1, 2010 through September 30, 2010. It must be pointed out that this procedure had already been implemented  by the ES in 2009 by its Resolution No. 652/09, which, at that time, gave rise to the issuance of Resolution No. 433/09 of the ENRE, confirmed for the year 2010 by the Resolution No. 202/2011.

Sanctions

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 9, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a), b), d), f), g), m), ñ) and y) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was served notice of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 22.4 million. Such amounts have been accounted for under “Other Current Liabilities”.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Edenor filed a direct appeal to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. . On July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place as of the date of issuance of these financial statements. Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made. On April 28, 2011, the aforementioned Appellate Court denied the provisional relief sought by the Company, before which Edenor filled an extraordinary appeal (“Recurso Extraordinario Federal”), which, previous notice to ENRE, has been denied. On October 28, 2011, Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

Tariff situation of EMDERSA´s subsidiaries

The relevant information of the tariff review regime and the adjustment by variations of costs of Edenor´s subsidiaries is as follows:

Distribuidora Salta

EDESA

By Resolution No. 74/11, the Public Services Regulatory Agency of Salta (“ENRESP”) established that due to the lack of sufficient elements to approve a new Tariff Structure and Electricity Rate Schedule that could go into effect in the contemplated date, the tariff structure, the electricity rate schedule and the general conditions for the electricity distribution service in Salta, included in the Concession Agreement, would continue to be temporarily in effect. The revision of the tariff structure was affected by the provisions of Law No. 25,561 and Decrees Nos. 214 and 260 of the Federal Government.

Also, the ENRESP issued Resolution No. 160/06 which established the creation of an "indicator" which allows the company to request the readjustment of rate values if the variation recorded in such indicator exceeds 5%. The transfer to the electricity rate will only take place after the approval of the ENRESP, as long as the distribution company has submitted a well-grounded presentation, demonstrating the real increase recorded in its costs as a consequence of inflation. On the contrary, if the indicator shows a negative result of more than 5%, the ENRESP will be entitled to analyze and adjust the rates accordingly.

In April 2011, EDESA submitted to the ENRESP a new proposal for the adjustment of electricity rates.

On June 16, 2011, by Resolution No. 533/11, issued within the framework of the provisions of Resolution No. 160/06, the ENRESP authorized a 19.7% adjustment in EDESA’s average sale rate for all customer categories, applicable as from the June, 2011 electricity rate schedule. Additionally, EDESA and the ENRESP are currently conducting the studies necessary for the Five-yearly Review of the Electricity Rate Schedule, which is estimated to be concluded in the first months of 2012 by a public hearing.

ESED

During the fiscal year 2005, the ENRESP approved Resolutions Nos. 126/05 and 280/05 which established a new electricity rate schedule, the quality regulations of the technical service and the system of government grants applicable to ESED’s users.

The studies for the five-yearly revision of the electricity rate schedule for the year 2010 were submitted to the ENRESP in September 2010. Additional information was subsequently submitted at the ENRESP’s request. As of September 30, 2011, the review process is still in progress. In addition, the possibility of a government grant on the electricity rates as recognition of greater costs is currently being analyzed.

Distribuidora La Rioja

Due to the fact that the increases recorded in the EDELAR’s costs exceeded the conditions stipulated in the Memorandum of Understanding for the Readjustment of the Agreement for the Provision of the Public Service of Electricity Distribution signed with the Government of the Province of La Rioja and ratified by the Governor through Decree FEP No. 2318/08, in February 2011, the Distribution Company submitted Note GPRR No. 0110/11 with the supporting documentation of the greater costs borne by EDELAR.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

By Note No. 236 dated March 28, 2011, the Board of the Control Authority rejected the distribution company’s request. On April 11, 2011, by Note GPRR No. 0258/2011 sent to the EUCOP, EDELAR requested that such decision be reconsidered.

Distribuidora San Luis

In 2009 and 2010, EDESAL submitted to the Provincial Electric Power Regulatory Commission (“CRPEE”) of San Luis, technical studies with the updated recalculation of the Distribution Added Value and load curves to support the request of the Overall Electricity Rate Review.

On June 15, 2011, the Ministry of Public Works and Infrastructure issued Resolution No. 597-MOPeI-2011 whereby it approved an Electricity Rate Schedule, which resulted in an average increase of approximately 9% applicable as from June 1, 2011, and an investment plant to be carried out.

Tariff Situation of EDEN

During the year ended December 31, 2010, EDEN continued to submit information on the adjustments of the values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, in accordance with the provisions of caption 4.4 of Chapter 4 of the Protocol of Understanding. The last presentation was made in June 2010, which has been ratified by the Provincial Energy Administration.

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

INNISA

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of HINISA capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors’ resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbid the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (continued)

EASA and subsidiaries

Limitation on the transferability of shares

EASA

Regarding the issuance of Class 2 Corporate Bonds. EASA must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor. Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

EDENOR

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

ESED

The holders of ESED’s class "A" shares may not modify their interest nor sell their shares without ENRESP’s authorization. Additionally, and in accordance with the provisions of the concession agreement, the totality of the class "A" shares have been pledged in favor of the Province of Salta as security for the performance of the obligations assumed by the distribution company. The shares will be pledged during the entire term of the concession, and will continue to be pledged when successively transferred. Should ESED fail to comply with any of the obligations assumed in the concession agreement, the Provincial Government may foreclose the pledge, by selling the shares in a Public Bid.

EDEN

In accordance with the Bidding terms and conditions for the sales of the classes “A”, “B”, “C” shares, class “A” shares of the distribution company cannot be sold or transferred in any way without prior authorization of the Provincial Executive.

Loma de La Lata

As of December 31, 2010, short-term investments balances include current bank accounts and guarantee trusts for a total amount of Ps. 87.7 million, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

As of September 30, 2011, only the trust granted as security for the payment of interest for Ps. 20.7 million remains in force.

Pampa Inversiones

As of December 31, 2010, included securities lent to Deutsche Bank for a total market value of Ps. 8.4 million.

As of September 30, 2011 and December 31, 2010, Pampa Inversiones holds securities with a market value of Ps. 19.6 million and Ps. 20.5 million respectively, which have been assigned to Deutsche Bank as collateral for granted loans, with the undertaking that they will be repurchased at maturity.

As of September 30, 2011, Pampa Inversiones holds securities having a Ps. 499.6 market value pursuant to the financing agreements mentioned in Note 6.g to the consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  ACQUISITIONS and DISPOSITIONS

Acquisition of asses from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries:

-              Distribution Assets: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.19% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGSSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

-              Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

Distribution Assets

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint Edenor as an acquiring part of the distribution assets for the agreed prices. The agreement mentioned that in the event that within three years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of these shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid for any of those shares. In the same date, the acquisition of such shares was consumed by the Company and Edenor. As of the issuance of theses financial statements, had begun the relevant procedures to the control authorities.

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEI at a price of US$ 0.68 per EMDERSA’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

Edenor has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which will be carried out at the same price per EMDERSA’s common share that Edenor paid to AEIU, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the control authority. The carrying out of this public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Additionally, through successive market transactions, Edenor acquired 3,232,294 common shares of EMDERSA which represent 1.37% of that company’s capital stock and votes. In this way, Edenor has extended its participation to 78.56%.

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring, which resulted in a determination of a consolidated negative goodwill amounting to Ps. 557.8 million and a Ps. 64.0 million acquisition result, which is disclosed under “Other income (expenses), net” in the Statement of Operation.

Company sale agreements

On September 16 and October 11, 2011, Edenor’s Board of Directors approved the offers made by Rovella Carranza S.A., Andes Energía Argentina S.A. and its controlling company (Pampa Energía S.A), for the acquisition of its subsidiaries EDESA, EDELAR and EGGSA, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

In order for these transactions to be carried out, Edenor will cause Emdersa to be partially spun off, which will result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGGSA Holding (holder of 99.99% of EGGSA’s capital stock and votes).

Assests and liabilities sale associated to EDESAL

The offer implies the acquisition of representative shares of 78,44 % of the shares and EDESAL's votes Holding company as well as also of 0,01 % of EDESAL's shares property of Edenor.

The total and final price of the offer amounts to US$ 26.7 million to be paid in two payments, the first of them, for US$ 4.0 million during September, and the remaining balance, i.e. an amount of US$ 22.7 million was collected on October 26, 2011.

Furthermore, as stipulated in the Offer Letter, on that date EDESAL repaid the financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date. At that time Edenor transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and  Deutsche Bank S.A. to secure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL will be managed by a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal. I which will be comprised of 5 directors, four  of whom will be elected by the buyer and one of whom will be elected by the seller, and equal number of alternate directors, four of whom will be elected by the buyer and one of whom will be elected by the seller.

Upon completion of the spin-off process, EDESAL Holding will issue 78.44% of its shares in the name of the trustee, who, in turn, will transfer them to the buyer, together with 0.01% of EDESAL’s shares, and will simultaneously return the aforementioned EMDERSA’s shares to the Company.

In the event that at the end of the two-year term to commence from the date of acceptance of the offer, which took place on September 16, 2011, neither EMDERSA’s spin-off nor the creation of EDESAL Holding have been carried out, the trustee shall transfer to Rovella Carranza S.A., as an alternative way of the Company’s compliance with its obligation and for the price received by the Company, 24.80% of EMDERSA’s capital stock and votes, with the Company maintaining  53.64% of EMDERSA’s capital stock and votes.

As of September 30, 2011, this transaction did not have an impact on the Edenor’s results of operations.

Assests and liabilities sale associated to EDELAR

The offer received by Edenor implies a proposal to buy a purchase option for a price of US$ 1.5 million to:

i)             In the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Edenor’s indirect stake in EDELAR for US$ 20.3 million, to be paid in two payments: the first one for US$ 5.3 million 90 calendar days after the acceptance of the Offer (not prior to 45 days and not later than December 15, 2011 (option exercise date)) and the remaining balance, i.e. US$ 15 million will be paid two years from the acceptance of the offer, accruing interest at an annual rate of 12.5% payable semi-annually.

ii)            In the case that the spin-off of EMDERSA is not completed within the term of 2 years, the option will grant Andes Energía Argentina S.A. the right to acquire 20.27% of EMDERSA’s capital stock and votes indirectly held by Edenor, paying for such purpose the same price  and  in the same way indicated in caption 1 above.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

It is necessary to mention that, on 15th of December the buyer may choose to maintain only the 11,77% of EMDERSA Holding`s shares (equivalent to the 6.32% of EMDERSA’s capital stock and votes indirectly held by Edenor) in the case that the option will not be executed and not approved the spin off in such time (reduced option), considering every payment done definitive in the terms of the offer and owing the buyer the seller, in consequence, the remaining price (as it is defined hereinafter) unless it executes and approves the spin off. Additionally, the buyer may choose not to pay the balance of the price on the final payment date and change to the reduced option system, in spite of having exercised the full option in the full option exercise date, in the case that the buyer is notified by Edenor not less than 15 days prior to the final payment date, that the Board of Directors of EDELAR will be removed without cause, and that the Buyer will not therefore continue with the management of EDELAR after such date.

In the event that Edenor fails to notify the buyer as stated above, and the Buyer pays the remaining balance of the price, the members of EDELAR’s board of directors will continue to be appointed as stipulated in the offer.

The offer also implies the buyer’s commitment to settle or acquire, on the option exercise date, the total financial loan granted by Edenor to EDELAR for an amount of Ps. 31.2 million  plus interest accrued through the settlement date.

In order to implement the reported transaction, Edenor will contribute 53.64% of EMDERSA’s capital stock and votes to a new company to be organized (“EMDERSA Holding”). Therefore, the transfers of EMDERSA’s shares in favor of Andes Energía Argentina S.A. will be made through EMDERSA Holding.

Unless the reduction option is exercised, on the option exercise date, the buyer will result owner of the 37.78% of EMDERSA Holding´ shares and direct holding of Edenor, and immediately will proceed to constitute a trust of guarantee in order to assure the fulfillment of the obligations of the parts, which will transfer in the above mentioned date and in name of trustee, the 37.78 % of EMDERSA Holding´ shares and direct holding of Edenor, together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the buyer), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A, maintaining Edenor control of EMDERSA.

From the option exercise date, provided, however, that the payments due on such date have been made by the Buyer, and during the term of the trust, the management of EDELAR will be in charge of a board of directors appointed by EMDERSA, in accordance with the Buyer’s proposal. The board of directors will be comprised of 5 directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller, and equal number of alternate directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller.

As of September 30, 2011, this operation represented a loss of Ps. 10.1 million, which has been disclosed in the Financial and holding results generated by assets.

Other Rights and Assets

On January 27, 2011, Pampa Inversiones acquired the 100% of the shares of Inversiones Argentina I, a company which owns CIESA ´s debt together with the rights over certain current lawsuits related to the bonds and certain CIESA´s  debt restructuring agreements. Related to these agreements, Pampa Inversiones is undergoing a process of negotiation with the debtor and its shareholders, aimed at the realization of a cancellation agreement of the due and unpaid liabilities, in satisfactory terms to the parties. Through this agreement, the principal financial creditor would obtain the 50% of the shares of CIESA, and would control the 51% of TGS, while CIESA would end definitively the default process in which is subsumed in the last 8 years.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive all Ponderosa Assets L.P. and Enron Creditors Recovery Corp’s arbitration proceedings (indistinctly referred to as “arbitration”) against the Republic of Argentina pursuant to the Call Option Agreement (the “Agreement”) entered into by and between the Company, Inversiones Argentina II and GEB Corp. on March 11, 2011.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

Memorandum of Understanding

On May 10, 2011, and regarding the facts stated in Note 9, the Company and its subsidiaries Pampa Inversiones and Inversiones Argentina I Ltd. (“IAI”) (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A.  (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

On May 17, 2011, the parties to the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA.

The Restructuring Agreement was filed with ENARGAS and the National Antimonopoly Office (“CNDC”) on May 19, 2011. On October 5, 2011, the approval of the agreement has been obtained from the ENARGAS, and it is still pending the approval from the CNDC as of the date of these financial statements.

Acquisition of an additional interest in Edenor

As of September 30, 2011, Pampa Inversiones holds 14 ordinary class B shares issued by Edenor and 1,706,826 ADRs (equivalent to 34,136,520 shares), acquired in various market transactions, equivalent to 3.82% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. This financing is guaranteed with a pledge on all shares subject-matter of the transaction.

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase will use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in such company. This capital decrease would result in the distribution of certain assets held by Ingentis S.A., allowing each of the shareholders to develop their own projects on an independent basis.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

Investment projects for oil and gas production

At present, the Company, through its subsidiary Petrolera Pampa, is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i.                  On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to conduct the joint exploitation of the Anticlinal Campamento and Estación Fernandez Oro areas (provinces of Neuquén and Río Negro, respectively) with an estimated investment by Petrolera Pampa of US$ 21 million during the next 3 years (15% of the total investment amount), in consideration of which it will obtain a proportional part of the production, which is estimated at 700,000 m3/day of non-conventional natural gas. As of September 30, 2011, the total amount invested in this agreement amounted to Ps. 50.4 million, containing at present 16 productive wells. Gas production, for the first nine months of the year, has been of 35.3 millions of m3.

ii.                 On December 7, 2010, Petrolera Pampa executed an investment agreement with Petrobras Argentina S.A. (“Petrobras”) on the “El Mangrullo” area whereby Petrolera Pampa will acquire, subject to the fulfillment of previous conditions, 43% of the right to freely dispose of —at wellhead—, market and industrialize the hydrocarbons extracted from certain wells to be drilled in such area. In consideration of the foregoing, Petrolera Pampa has undertaken to invest up to US$ 16 million in the drilling of wells, and estimating it will obtain a total production of 400,000 m3/day of natural gas under the Gas Plus program. In April, 2011, the abovementioned conditions precedent for the investment agreement were met. The sale of the production coming from the first drilled well started in July 2011, and as of September 30, 2011, the drilling and completion of the second well had been achieved. It is expected that during the fourth quarter of this fiscal year a third well will be completed and its production and commercialization will start.

iii             On September 14, 2010 Petrolera Pampa entered into an agreement with Rovella Carranza S.A. whereby it would become the assignee of a 50% share in the Senillosa (Province of Neuquén) prospecting area, and under which it undertook to make investments for up to US$ 3.3 million in order to fulfill the first work and investment plan during the Area prospecting period. During the third semester of the year 2011, geochemical works have been finished aiming to optimize the surface on which the 3D seismic recording is conducted, and about 131 km2 is  recorded. It is expected that the seismic interpretation tasks will conclude in the fourth quarter of 2011; after that, the location of the well to be drilled will be defined in order to meet the investment commitment.

Additionally, Petrolera Pampa is considering another investment project in oil and gas with Petrolera Piedra del Águila S.A. for the assignment of 100% of the ownership and certain rights over the Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral. In this agreement, Petrolera Pampa undertook to conduct seismic studies for an approximate value of US$ 1.2 million and, at a later state, drilling works; furthermore, subject to the success of the previously mentioned activities, the assignor will receive a payment and a percentage of the future production. This agreement is subject to the meeting of certain conditions precedent, including its approval by the Government of the Province of Neuquén.

Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 31, 2011, the Company accepted an offer to acquire, hold to the fulfillment of certain previous conditions and to the obtaining of the regulatory approbations, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price is US$ 29 million.

On April 8, 2011, the operation was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method and based on market value measurements of the main acquired assets and liabilities. As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” amounted to Ps. 63.1 million, as compared to its book value, for its permanent investment in CIESA. This higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. EXPANSION PROJECT OF the GENERATION PLANT LOMA DE LA LATA

On September 6, 2007, Loma de la Lata entered into two engineering, provision and construction agreements with the Transitory Union of Companies formed by Isolux Corsan S.A. and Tecna Proyectos y Operaciones S.A. (the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008 contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, Mari Menuco awarded the construction of the capture and unload to the lake, thus contemplating the Project’s works. The Project provides for a 178 MW power increase; thus, once it has been concluded, the total power will amount to 553 MW.

The project mainly consists of the provision and installation of three waste heat boilers and a vapor turbine which will allow the plant to have a combined rather than a single cycle system, thus increasing the current capacity by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment. The total project amount is estimated at approximately US$ 230 million, without considering the value-added tax and associated financial costs.

The project’s initially start-up date was estimated for June, 2010; however, social and labor conflicts beyond Loma de la Lata’s control as well as several delays in the works execution by the contractor resulted in delays, and such start-up date is now estimated for the closing of this fiscal year. Nevertheless, due to certain technical defects in the Steam Turbine unit detected in the month of February 2011, its start-up had to be rescheduled for November of the same year.

Therefore, and taking into consideration the applicable contractual conditions, Loma de la Lata conducted all applicable business and procedures for the collection of the compensations stipulated by contract and those payable by the insurance companies. In this respect, Loma de la Lata has filed all applicable presentations necessary for the recovery of the insured amounts, and the process is currently at the consultation stage by the claim adjuster which is customary in this kind of processes.

Likewise, on March 30, 2011, Loma de la Lata accepted a proposal by the Contractor setting forth the mechanisms for the repair of the technical defects in the Steam Turbine unit, as well as the procedures to be observed for the Combined Cycle start-up. Within the terms and conditions of the proposal indicated above, an exceptional recognition in favor of Loma de la Lata should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the described agreement, the recognized amount was valued at US$ 18 million. Such recognition is conditional upon the Provisional Reception of the expansion work by Loma de la Lata; therefore, its recognition in earnings has been postponed up to the occurrence of this event. As a consequence of the agreement, Loma de la Lata requested the participating banks to release the funds held in escrow for the payment of the contractual milestones.

As of September 30, 2011, the Company has incurred costs resulting from this project for a total amount of US$ 298.5 million according to the agreed milestone schedule and the works’ progress, including capitalized financial costs amounting to approximately Ps. 268.9 million.

As at the issuance hereof, Loma de la Lata continued seeking redress by the insurance companies for the damages sustained as a result of the delay in the conclusion and start-up of the extension.

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11.  (continued)

As a result of this determination, as of March 31, 2010, the Company registered an income of Ps. 7.6 million included in “Other income (expenses), net” in the Statement of Operation.

NOTE 12.  Common stock

At September 30, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, which by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, the Company has acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is net in the retained earnings.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions Nos. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock. This decision has been reflected accordingly in the Statement of Shareholder’s Equity, which has been approved by the CNV on September 13, 2010.

NOTE 13.  profit distributions

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011.

Additionally, the dividend payment was realized on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009  the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014.  In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

Considering that Argentine GAAP does not set forth how the effects of the amendments made to the contracts mentioned above should be recognized in the financial statements, the Company has used the provisions set forth in IFRS and United States Generally Accepted Accounting Principles as a reference framework. To this effect, and according to the provisions of both accounting frameworks, when the amendments increase the market value of the contract, this increase should be recognized in profit and loss in the remaining effective period. The increase in the market value of the contracts should be determined as the difference between the market value of the contract prior and immediately after the amendment. Therefore, this calculation has been carried out following the Black-Scholes valuation model and resulted in Ps. 44.7 million of additional compensation expense.

Since the amendments extended the effective term of the contract to five years, the Company decided to recognize the original cost until September 28, 2009 and as from that moment recognize the additional cost mentioned before in the five-year term from September 29, 2009 to September 28, 2014.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of September 30, 2011 the equity reserve amounts to Ps. 51.0 million.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, HINISA, HIDISA, CTG, CPB, Powerco, Energía Distribuida and Pampa Generación and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter.

Holding and others: Made up of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the nine-month periods ended September 30, 2011 and 2010. The information for the nine-month period ended on September 30, 2011 corresponding to the Distribution segment includes EASA and Edenor results for the six-month period and the results of EMDERSA, AESEBA and their subsidiaries as from the acquisition date.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Unaudited Consolidated Statement of Operation information at September 30, 2011

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	2,359,159,695	231,363,183	2,610,090,649	23,799,042	-	5,224,412,569
Intersegment sales	9,518,723	385,616	-	9,065,074	(17,281,365)	1,688,048

Total sales	2,368,678,418	231,748,799	2,610,090,649	32,864,116	(17,281,365)	5,226,100,617
Cost of sales	(2,118,135,647)	(173,777,090)	(2,013,502,372)	(26,413,669)	13,633,282	(4,318,195,496)

Gross profit	250,542,771	57,971,709	596,588,277	6,450,447	(3,648,083)	907,905,121

Administrative expenses	(103,308,027)	(37,012,731)	(234,276,087)	(28,798,143)	3,270,000	(400,124,988)
Selling expenses	(15,532,933)	-	(277,240,443)	(354,582)	17,266	(293,110,692)
Amortization of goodwill	(11,429,604)	572,549	7,440,599	-	-	(3,416,456)

Operating income (loss)	120,272,207	21,531,527	92,512,346	(22,702,278)	(360,817)	211,252,985

Financial and holding results
Generated by assets	67,713,336	14,600,537	(34,715,887)	(43,730,957)	(26,922,892)	(23,055,863)
Generated by liabilities	(186,962,437)	(46,334,830)	(265,293,642)	(23,725,790)	27,283,709	(495,032,990)

Result for investing in other companies	-	-	531,000	(4,270,347)	-	(3,739,347)
Other income (expenses), net	(1,785,864)	(11,699,387)	(18,762,073)	62,186,485	-	29,939,161
Income (loss) before taxes and minority interest	(762,758)	(21,902,153)	(225,728,256)	(32,242,887)	-	(280,636,054)

Income tax	(1,217,527)	4,214,920	59,218,088	(3,744,978)	-	58,470,503
Minority interest	(22,990,026)	10,535,651	51,375,265	-	-	38,920,890

Net loss for the period	(24,970,311)	(7,151,582)	(115,134,903)	(35,987,865)	-	(183,244,661)

Amortization (1)	66,632,365	45,569,505	198,560,260	13,798,282	-	324,560,412

Unaudited Consolidated information as of September 30, 2011

Total Assets	3,753,512,669	997,769,216	7,006,951,018	1,907,797,543	(1,118,761,427)	12,547,269,019
Total Liabilities	2,302,289,689	516,385,153	5,140,393,239	866,264,238	(1,118,761,427)	7,706,570,892

Additional Unaudited Consolidated information as of September 30, 2011

Fixed assets acquisitions	78,394,167	15,417,010	381,856,318	61,270,934	-	536,938,429
Intangible assets acquisitions	-	-	40,864,320	-	-	40,864,320

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Unaudited Consolidated Statement of Operation information at September 30, 2010

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	1,781,431,570	203,447,245	1,651,950,000	423,272	-	3,637,252,087
Intersegment sales	5,531,257	750,560	-	52,968	(5,289,252)	1,045,533

Total sales	1,786,962,827	204,197,805	1,651,950,000	476,240	(5,289,252)	3,638,297,620
Cost of sales	(1,532,110,288)	(160,208,915)	(1,277,735,188)	(517,507)	1,783,688	(2,968,788,210)

Gross profit	254,852,539	43,988,890	374,214,812	(41,267)	(3,505,564)	669,509,410

Administrative expenses	(83,445,127)	(31,233,620)	(123,665,408)	(23,871,984)	3,465,000	(258,751,139)
Selling expenses	(9,980,036)	-	(139,991,403)	(108,748)	-	(150,080,187)
Amortization of goodwill	(11,429,604)	618,996	(4,150,839)	-	-	(14,961,447)

Operating income (loss)	149,997,772	13,374,266	106,407,162	(24,021,999)	(40,564)	245,716,637

Financial and holding results
Generated by assets	40,233,496	4,158,789	2,196,565	(77,146,831)	(19,361,490)	(49,919,471)
Generated by liabilities	(79,052,213)	(39,329,756)	(125,759,344)	34,981,451	19,402,054	(189,757,808)

Other income and expense	4,716,181	2,296,992	(14,837,450)	4,556,600	-	(3,267,677)
Income before taxes and minority interest	115,895,236	(19,499,709)	(31,993,067)	(61,630,779)	-	2,771,681
Income tax	(45,233,660)	1,289,795	(7,904,962)	(15,205,213)	-	(67,054,040)
Minority interest	(29,703,487)	10,636,387	1,504,350	-	-	(17,562,750)
Net income (loss) for the period	40,958,089	(7,573,527)	(38,393,679)	(76,835,992)	-	(81,845,109)

Amortization (1)	59,800,579	46,002,782	151,995,712	7,139,344	-	264,938,417

Audited Consolidated information as of December 31, 2010

Total Assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total Liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

Additional Unaudited Consolidated information as of September 30, 2010

Fixed assets acquisitions	229,291,920	18,109,223	284,106,000	1,858,701	-	533,365,844

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of September 30, 2011, the Company maintains a consolidated purchasing position of US$ 50 million at the average exercise price of Ps. 4.35 per US$ and with maturities between October 2011 and November 2012. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 28.5 million, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

As of September 30, 2011, Edenor has conducted operations with derivative financial instruments aiming to guarantee the exchange rate on the amounts denominated in foreign currency which it will have to pay upon maturity of interest on its financial debt dated October 25, 2011, April 25, 2012 and October 25, 2012, Fixed-Rate Corporate Bonds Payable at Par Class No. 9 in case of exchange rate fluctuations.

Additionally, as of September 30, 2011, CPB entered into interest rate hedge agreements to cover principal amounting to Ps. 60 million; these agreements set the private BADLAR variable interest rate plus a 3% margin, as agreed in series 5 and 6 of its VCPs Global Program, and will be in effect until December 2011.

As of September 30, 2011, the economic impact of these operations resulted in losses for Ps. 1.5 million, which are disclosed under “Financial and holding results”.

NOTE 17.  LABOR LIABILITIES

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the nine-month period September 30, 2011 and the year ended December 31, 2010, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included in “Salaries and social security payable” under current and non-current liabilities.

The breakdown of the cost recognized for the nine-month periods ended on September 30, 2011 and 2010 is as follows:

	For the nine-month periods ended September 30, (Unaudited)
	2011	2010

Cost for services	3,544,320	2,643,187
Cost for interest	16,406,095	9,231,161
Amortization of actuarial losses	497,964	239,095
Amortization of past service cost	1,963,109	1,604,549
Net cost	22,411,488	13,717,992

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  (CONTINUED)

Variations in the consolidated labor liabilities as of September 30, 2011 and December 31, 2010 are as follows:

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)

Liabilities at the beginning of the year	54,174,575	40,026,723
Cost of the period / year	22,411,488	22,958,204
Incorporation of liabilities for consolidatin	14,479,643	-
Benefit payments	(10,139,314)	(8,810,352)
Liabilities at the end of the period	80,926,392	54,174,575

The actuarial assumptions used were as follows:

As of September 30, 2011 and December 31,2010, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

NOTE 18.  CONTINGENCIES

Edenor Litigation

The present financial statements do not contemplate any post related to the claims effected to Edenor that are enunciated later, in reason of which the latter thinks that solid foundations exist of considering them to be unfounded on the basis of the mentioned in each of them and in the opinion of the legal advisers.

Presented by the Argentine Ombudsman. Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As last instance, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter.

Presented by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria. On October 26, 2009, Edenor was notified of the complaint “Consumidores Libres Coop. Ltada. de provisión de servicios de acción  comunitaria c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed by both consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the ES and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and e) null and unconstitutional of the resolutions extending the managements periods contemplated in the Concession Agreement.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (continued)

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the RTI process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

As indicated above, challenged rate hikes except for that granted by ENRE Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them. As of this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Presented by Consumidores Financieros Asociación civil para su defensa.  On March 31, 2010, notice of the complaint “Consumidores Financieros Asociación civil para su defensa vs. EDENOR S.A – EDESUR S.A for breach of contract” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor. The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

Presented by Unión de Usuarios y Consumidores. On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

This complaint seeks the following: a) to provide for the abrogation of Subsection 4.6 and consecutive ones of Schedule I to the Agreement, which set forth that the rates increase will have retroactive effects; b) to render ENRE Resolution No. 51/07, which authorizes a retroactive rates increase in favor of Edenor, ineffective; c) to demand Edenor to refund all amounts paid as retroactive rates increases for the period November 2005 – January 2007 through a credit mechanism payable to users.

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. Such ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision.  On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting  the Company ‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which has not yet been made available to the Company.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (continued)

EDESAL Litigation

By Resolution No. 127 dated November 30, 2000, the Federal Administration of Public Revenues (“AFIP”) challenged the Value Added Tax (“VAT”) returns for the January 1994 - October 1999 fiscal periods and determined through a sua sponte assessment the tax for such periods, claiming the payment of the differences which, as of September 30, 2011 and December 31, 2010, amounted to approximately Ps. 25.9 and Ps. 24.7 million, respectively. Such amount includes interest accrued through the closing date of the financial statements as well as fines.

The origin of the claim is that the AFIP believes that the “Municipal Tax” that EDESAL collected from its customers on behalf of the Municipalities is a part of the VAT taxable base as it is included in the price of the electric power delivered, whereas in the opinion of Distribuidora San Luis it is exactly the opposite.

On December 27, 2000, EDESAL filed an appeal against the sua sponte assessment made by the AFIP with the Federal Tax Court, whose decision, rendered on November 27, 2002, agreed with the AFIP’s criterion.  On February 12, 2003, EDESAL appealed the decision before the Federal Court of Appeals, which, on September 19, 2006 pronounced judgment in favor of the company, although it imposed court costs on both parties. Finally, EDESAL filed an extraordinary appeal requesting that the court costs be entirely imposed on the AFIP. The tax authorities, in turn, filed an ordinary and an extraordinary appeal against judgment rendered with the Supreme Court.

Furthermore, the AFIP carried out similar reviews for subsequent periods. In this regard, and with the same arguments, the tax authorities claimed, tax differences for approximately Ps. 18.5 million for the periods between November 1999 and December 2004, including interest accrued through the closing date of the financial statements as well as fines. EDESAL has rejected the assessments made by the AFIP and filed an appeal with the Federal Tax Court, which is awaiting resolution by the administrative authority.

In view of the foregoing, EDESAL believes that the recording of an accrual for this concept is not necessary.

EDESA Litigation

In April 2001, the AFIP challenged the Income tax returns filed by EDSA for fiscal years 1997 and 1998 on the grounds that the works carried out with the funds deriving from the Special Fund for the Electric Power Development of Argentine Provinces (“FEDEI”) were subject to income tax, thus rejecting the income tax deduction related to allowances for doubtful tax accounts. Furthermore, such adjustments resulted in the objection of the minimum presumed income tax return for fiscal period 1998.

On April 30, 2001, EDESA filed an appeal against the assessments referred to above with the Federal Tax Court, which, as of the date of issuance of these financial statements, has not yet pronounced any judgment.

On November 7, 2005, the AFIP informed EDESA that, according to its interpretation, the company reorganization notified by Distribuidora Salta in 2001 (merger of CESA into Distribuidora Salta) did not comply with the requirements set forth by the Income Tax Law and its Regulatory Decree. Consequently, neither CESA’s accumulated and effective tax loss carryforwards nor its tax exemptions pending use could be transferred to EDESA, the surviving company.

In November 2005, EDESA filed an appeal against the above-mentioned AFIP’s resolution. On November 4, 2008, the AFIP notified its decision to reject the appeal lodged.

On February 10, 2009, EDESA filed proceedings against such administrative decision with the Federal Justice on the grounds that it was an administrative act that could only be objected by means of a legal action.

On August 19, 2009, the AFIP, through Resolution No. 151/09, notified the EDESA of a sua sponte assessment of the income tax for the referred to 2000 - 2002 fiscal periods.

On September 8, 2009, the EDESA filed with the Federal Tax Court an appeal against such resolution, rejecting the totality of the charges questioned, and a motion to dismiss based on the fact that the claims at issue were being litigated in another lawsuit, thus requesting that the Tax Court abstain from issuing an opinion until the Federal Court of Salta rendered judgment. This petition may be either accepted or not by the Tax Court.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (continued)

Should such situation be confirmed, the final conclusion as to the admissibility and the final amount of the adjustment, if applicable, will be determined by the Federal Justice. Therefore, no accrual has been recorded in this regard, based on the favorable substantial grounds that EDESA believes to have.

In view of the foregoing, EDESA believes that the recording of an accrual for this concept is not necessary. Consequently, the financial statements must be read in the light of these circumstances.

Loma La Lata

Minimum Presumed Income Tax. Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. As the injunctive relief was rejected by the Court, the Company appealed the decision.

On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, and Loma de la Lata appealed this decision on June 27.

Although on August 24, 2011 Loma de la Lata was served notice of the Chamber’s decision upholding the disallowance of the injunctive relief, the analysis of substantive issues is still in course.

Pampa Energía

Tax refund claim

On September 28, 2010 a tax refund claim was filed before the Tax Office – Federal Administration of Public Revenue (Dirección General Impositiva – Administración Federal de Ingresos Públicos, or AFIP for its Spanish acronym) regarding the minimum presumed income tax for the fiscal years 2008 and 2009. This claim seeks the refund of Ps. 6,050,136 and Ps. 8,197,357 corresponding to the fiscal years 2008 and 2009, respectively, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, on September 30, 2010 the Company brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously sought interim injunctive relief so that AFIP may refrain from demanding payment and/or instituting tax execution proceedings and/or imposing measures against the Company.

On May 10, 2011, the Court passed judgment disallowing the granting of the interim injunctive relief requested by the Company, and the Company appealed the Court decision. Finally, on August 3, 2011, the Chamber of Appeals upheld the ruling by the First Instance Court regarding the dismissal of the injunctive relief.

Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (continued)

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, which decision was appealed by the Company on August 2. Finally, on September 26, 2011, the Company was served notice of the Chamber decision upholding the disallowance of the injunctive relief.

As at September 30, 2011, the Company held a provision for the minimum presumed income tax for fiscal year 2010 amounting to Ps. 9,050,032, including compensatory interest.

Both the tax refund claim and the declaratory relief brought by the Company are still pending in Court. Despite the denial of injunctive relief, the Company expects a favorable outcome regarding the substance of the claim.

NOTE 19.  subsequent events

VCP subsidiaries issuance

On October 6, 2011, Petrolera Pampa perfected issued its Class 1 VCPs pursuant to the program mentioned in Note 6.h for an amount of Ps. 46.7 million and accruing interest at the private Badlar interest rate plus a 3.5% margin. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis.

Resources obtained through the issuance of these VCPs will be destined to the payment or working capital, the refinancing of liabilities and/or investments in fixed assets.

On October 17, 2011, CPB issued a new class of VCPs pursuant to the Program mentioned in Note 6.e for an amount of Ps. 55.6 million and accruing interest at the Private Badlar interest rate plus a 3.5% margin. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis.

Net funds resulting from the collocation of the VCPs will be destined to refinance of liabilities (specifically, the amortization and/or cancellation of loans and/or advances with local financial entities and/or outstanding Class 5 VCPs) or the payment of working capital (specifically, fuel oil purchases) or both.

Subsidiaries’ new Corporate Bonds programs

On October 11, 2011, at CTG’ Extraordinary General Meeting of Shareholders, the creation of short-term negotiable obligations (simple, non-convertible into shares) was approved for a nominal value of up to US$ 50 million or its equivalent in other currencies.

On October 18, 2011, at EDESA’s Meeting of Shareholders a global program for the issuance of negotiable obligations for a nominal value of up to US$ 200 million was approved, which will be in effect for a term of five years as from its approval by the CNV and which will replace the current program.

Bank loans

On October 25, 2011, the Board of Directors of EDESAL S.A. resolved to pay an amount of  Ps. 20.4 million comprising principal, compensatory interest, commissions, expenses and other concepts applicable to the debt under the syndicated loan granted by Banco Itaú Argentina S.A., Standard Bank Argentina S.A. and Banco Hipotecario S.A., and to subscribe a request for financial assistance to Banco Itaú Argentina S.A., Standard Bank Argentina S.A., and other financial entities, for the total amount of Ps. 60 million, to be secured by Rovella Carranza S.A. and Edenor, and paid in eight equal, semi-annual and consecutive installments.

On October 25, 2011, Edenor agreed to provide a performance bond in favor of Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. for the total amount of Ps. 60 million as security for the compliance with the obligations undertaken by EDESAL for principal and interest under the syndicated loan with those banks. The performance bond will be enforceable if any of the following conditions precedent occur (whichever takes place first): (i) that at September 16, 2013, EMDERSA’s spin-off has not been carried out; or (ii) that during the term of the trust Edenor fails to comply with certain obligations assumed in the Offer Letter concerning EDESAL’s joint management.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (continued)

Commercial commissioning of the closing of the Loma de la Lata combined cycle

On November 1, 2011, CAMMESA granted the provisional commercial commissioning of the Steam Turbine unit and the Loma de la Lata combined cycle started to operate on a commercial basis.

Pursuant to the WEM Supply Agreement entered into with CAMMESA on October 14, 2009 and its addendum entered into on December 15, 2010, both pursuant to ES Resolution 220/2007, Loma de la Lata undertakes to place the Hired Power at CAMMESA’s disposal; such Hired Power will be determined based on the funds actually committed from own or third party receivables corresponding to subsection c) of ES Resolution No. 406/2003 allocated to the project, the total amount of the investment, and the associated energy pursuant to the dispatch requirements made by CAMMESA. Notwithstanding the foregoing and pursuant to the before mentioned addendum, during a term of three years as from February 1, 2011, the Hired Power will be the higher between: 50% of the available net power, and the difference between the total available net power and the power hired in the Forward Market under the modality set forth by ES Resolution No. SE 1281/2006. In this respect, Loma de la Lata will provide the before mentioned power and energy at the prices indicated below:

(i) Power: US$ 33.383/MW-month,

(ii) Energy: Natural gas cost recognized by the ES for the project plus US$ 4/MWh as variable operation and maintenance costs.

NOTE 20. Other financial statement information

The following tables present additional financial statement disclosures:

a.          Fixed assets, net

b.          Investments

c.          Intangible assets

d.          Other non-current assets

e.          Goodwill

f.           Allowances and provisions

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases	Increases for acquisitions (1)	Disposals	Transfers	At the end of the period

Land	9,998,011	50,000	22,358,034	-	-	32,406,045
Properties	208,100,094	577,528	28,884,095	(576,000)	3,865,000	240,850,717
High, medium and low voltage lines	2,159,107,063	7,680,302	1,054,599,177	(4,140,033)	165,150,190	3,382,396,699
Substations	932,940,153	4,073,546	175,191,281	(1,438,876)	34,085,630	1,144,851,734
Transforming chamber and platforms	525,116,433	-	95,922,669	(163,951)	29,677,739	650,552,890
Meters	516,849,000	308,000	190,170,807	(1,227,846)	71,721,856	777,821,817
High-voltage lines	372,740,162	29,700	6,077,000	-	457,667	379,304,529
Electricity equipment of transmission	330,879,937	541,216	-	(3,210,379)	-	328,210,774
Aerial and semi-heavy equipment	11,098,869	203,471	-	-	-	11,302,340
Laboratory and maintenance	4,194,351	18,393	-	-	-	4,212,744
Wells	-	-	-	-	50,106,210	50,106,210
Generation equipment and machinery	604,787,675	34,770,690	116,606,000	(79)	(154,055,435)	602,108,851
Vehicles	25,271,411	7,031,045	7,193,531	(624,243)	1,438,560	40,310,304
Furniture and fixtures and software equipment	61,809,584	3,839,848	20,386,477	(1,909,349)	869,122	84,995,682
Communication equipments	89,899,991	97,976	2,318,000	-	366,000	92,681,967
Materials and spare parts	103,183,964	35,570,157	7,867,578	(11,093,783)	(16,281,654)	119,246,262
Tools	13,031,956	1,596,230	7,039,797	(5,000)	109,489	21,772,472
Work in progress	1,410,601,354	436,530,050	136,134,794	(2,528,517)	(140,101,924)	1,840,635,757
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	79,296,013	4,020,277	2,211,788	2,370,000	(47,408,450)	40,489,628
Total as of 09.30.11	7,466,439,933	536,938,429	1,872,961,028	(24,548,056)	-	9,851,791,334
Total as of 09.30.10	6,920,342,583	533,365,844	-	(156,786,969)	-	7,296,921,458

Account	Depreciation				09.30.11	12.31.10
	At the beginning of the year	Disposals	Amount for the period	Accumulated at the end of the period	Net book value (Unaudited)	Net book value (Audited)

Land	-	-	-	-	32,406,045	9,998,011
Properties	(29,134,735)	375,000	(9,251,005)	(38,010,740)	202,839,977	178,965,359
High, medium and low voltage lines	(300,921,959)	1,677,119	(93,722,638)	(392,967,478)	2,989,429,221	1,858,185,104
Substations	(99,384,638)	686,482	(31,012,690)	(129,710,846)	1,015,140,888	833,555,515
Transforming chamber and platforms	(62,600,784)	43,189	(18,476,807)	(81,034,402)	569,518,488	462,515,649
Meters	(89,992,915)	515,062	(31,412,970)	(120,890,823)	656,930,994	426,856,085
High-voltage lines	(65,436,634)	-	(13,303,195)	(78,739,829)	300,564,700	307,303,528
Electricity equipment of transmission	(51,303,149)	2,704,791	(11,466,543)	(60,064,901)	268,145,873	279,576,788
Aerial and semi-heavy equipment	(2,885,850)	-	(341,530)	(3,227,380)	8,074,960	8,213,019
Laboratory and maintenance	(1,908,849)	-	(230,416)	(2,139,265)	2,073,479	2,285,502
Wells	-	-	(6,974,001)	(6,974,001)	43,132,209	-
Generation equipment and machinery	(117,188,139)	47	(34,219,768)	(151,407,860)	450,700,991	487,599,536
Vehicles	(8,582,667)	489,338	(5,889,488)	(13,982,817)	26,327,487	16,688,744
Furniture and fixtures and software equipment	(40,433,921)	1,923,684	(11,864,862)	(50,375,099)	34,620,583	21,375,663
Communication equipments	(24,778,164)	-	(6,237,229)	(31,015,393)	61,666,574	65,121,827
Materials and spare parts	-	-	-	-	119,246,262	103,183,964
Tools	(6,771,566)	999	(2,017,115)	(8,787,682)	12,984,790	6,260,390
Work in progress	-	-	-	-	1,840,635,757	1,410,601,354
Work and compulsory work performed	(1,950,170)	-	(311,362)	(2,261,532)	5,272,380	5,583,742
Advances to suppliers	-	-	-	-	40,489,628	79,296,013
Total as of 09.30.11	(903,274,140)	8,415,711	(276,731,619)	(1,171,590,048)	8,680,201,286	6,563,165,793
Total as of 09.30.10	(626,839,107)	1,783,146	(208,618,355)	(833,674,316)	6,463,247,142

(1)       Corresponds to the residual value of the incorporated fixed assets because of the acquisitions of EMDERSA and AESEBA.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Short-term Investments
Time deposits	5,729,185	32,120,518
Government securities	34,629,618	319,368,115
Corporate securities (1)	29,451,453	139,616,231
Mutual funds	273,488,958	158,138,052
Shares in other companies	54,536,657	224,530,777
Trusts (2)	20,747,285	18,621,566
Restricted bank accounts (3)	-	69,143,552
Total short-term investments	418,583,156	961,538,811

Long-term Investments
Corporate securities (4)	545,671,012	-
Participation in other companies	107,699,763	481,680
Other	468,776	-
Total long-term investments	653,839,551	481,680

(1) Include restricted availability assets for Ps. 19.6 million and Ps. 20.5 million, as of September 30, 2011 and December 31, 2010, respectively.

(2) Include restricted availability assets for Ps. 20.7 million and Ps. 18.6 million, as of September 30, 2011 and December 31, 2010, respectively.

(3) Include restricted availability assets for Ps. 69.1 million, as of December 31, 2010.

(4) Include restricted availability assets for Ps. 499.6 as of September 30, 2011.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases	Disposals	At the end of the period
Concession contract	335,368,056	-	-	335,368,056
Intangibles identificable in acquisitions	24,524,452	40,864,320	-	65,388,772
Total as of 09.30.11	359,892,508	40,864,320	-	400,756,828
Total as of 09.30.10	366,365,416	-	(6,438,279)	359,927,137

Main Account	Accumulated depreciation				09.30.11	12.31.10
	At the begining of the year	Disposals	Amount for the period	At the end of the period	Net book value (Unaudited)	Net book value (Audited)
Concession contract	(79,757,548)	-	(14,055,788)	(93,813,336)	241,554,720	255,610,508
Intangibles identificable in acquisitions	(11,928,656)	-	(6,598,382)	(18,527,038)	46,861,734	12,595,796
Total as of 09.30.11	(91,686,204)	-	(20,654,170)	(112,340,374)	288,416,454	268,206,304
Total as of 09.30.10	(68,800,903)	10,703	(17,600,447)	(86,390,647)	273,536,490

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   d. Other non-current assets

Main Account	Original values
	At the begining of the year	At the end of the period
Fourth line proyect	186,898,350	186,898,350
Total as of 09.30.11	186,898,350	186,898,350
Total as of 09.30.10	186,898,350	186,898,350

Main Account	Accumulated depreciation			09.30.11	12.31.10
	At the begining of the year	Amount for the period	At the end of the period	Net book value (Unaudited)	Net book value (Audited)
Fourth line proyect	(96,611,875)	(17,049,153)	(113,661,028)	73,237,322	90,286,475
Total as of 09.30.11	(96,611,875)	(17,049,153)	(113,661,028)	73,237,322	90,286,475
Total as of 09.30.10	(73,879,669)	(17,049,154)	(90,928,823)	95,969,527

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Accumulated amortization	Net book value as of	Net book value as of
			09.30.11	12.31.10
			(Unaudited)	(Audited)
Inversora Piedra Buena (1)	183,380,415	(60,382,299)	122,998,116	133,930,392
CTG (6)	(2,171,469)	1,047,662	(1,123,807)	(1,301,890)
EASA (7)	(7,654,093)	268,137	(7,385,956)	(7,459,084)
IEASA (3)	467,451,598	(22,527,826)	444,923,772	449,147,741
Inversora Diamante (4)	10,999,115	(3,069,136)	7,929,979	8,391,922
Inversora Nihuiles (4)	(745,689)	213,229	(532,460)	(564,446)
Powerco (2)	5,639,499	(1,554,448)	4,085,051	4,330,490
Transelec (5)	(17,369,690)	4,171,580	(13,198,110)	(13,770,659)
Edenor (8)	(557,779,602)	11,591,381	(546,188,221)	-
Total as of 09.30.11	81,750,084	(70,241,720)	11,508,364
Total as of 12.31.10	640,241,870	(67,537,404)		572,704,466

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of CPB, Inversora Piedra Buena’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, at the acquisition date of the direct and indirect participation through Powerco.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract, subsidiary of IEASA through EASA.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of HINISA and HIDISA, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

(6) Principally corresponds to the negative goodwill recognized by Loma de la Lata under the acquisition of CTG´s shares. Useful life has been estimated at 11 years based on the remaining useful life of the assets subject to depreciation of CTG.

(7) Corresponds to a negative goodwill registered by EASA related to the acquisition of own shares from Edenor.

(8) Corresponds to negative goodwill registered for the purchases of AESEBA and EMDERSA. Their useful lives have been estimated at 26 years based on the average weighted remaining useful life of the assets subject to depreciation of EMDERSA and AESEBA.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

	Balances at the beginning of the year	Increases for acquisitions (1)	Increases	Decreases	Balances at the end of the period (Unaudited)

Deducted from current assets
Allowance for doubtful accounts	32,230,439	26,399,759	14,782,856	(8,308,792)	65,104,262
Allowance for other receivables	14,316,491	4,358,000	6,133,287	(6,806,050)	18,001,728
Total allowances deducted from current assets as of 09.30.11	46,546,930	30,757,759	20,916,143	(15,114,842)	83,105,990
Total allowances deducted from current assets as of 09.30.10	35,585,807	-	19,101,322	(9,863,590)	44,823,539

Deducted from non-current assets
Allowance for doubtful accounts	-	-	-	-	-
Allowance for other receivables	43,258,215	-	12,641,925	(4,600,693)	51,299,447
Total allowances deducted from non-current assets as of 09.30.11	43,258,215	-	12,641,925	(4,600,693)	51,299,447
Total allowances deducted from non-current assets as of 09.30.10	30,861,130	-	8,969,612	-	39,830,742

Included in current liabilities
Provision for contingencies	57,976,586	17,169,448	23,410,651	(14,890,958)	83,665,727
Total provision included in current liabilities as of 09.30.11	57,976,586	17,169,448	23,410,651	(14,890,958)	83,665,727
Total provision included in current liabilities as of 09.30.10	62,813,000	-	3,000,000	(5,115,000)	60,698,000

Included in non-current liabilities
Provision for contingencies	11,326,505	2,750,947	1,565,004	(1,091,029)	14,551,427
Total provision included in non-current liabilities as of 09.30.11	11,326,505	2,750,947	1,565,004	(1,091,029)	14,551,427
Total provision included in non-current liabilities as of 09.30.10	17,729,148	-	163,309	(4,377,540)	13,514,917

(1) Corresponds to the incorporated allowances because of the acquisitions of EMDERSA and AESEBA.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the nine-month periods ended September 30, (Unaudited)
	2011	2010

Inventory at the beginning of the year	30,317,274	45,934,108
Purchase of the period	1,708,584,318	1,367,918,470
Expenses for generation, transmission and distribution	2,618,253,326	1,591,338,707
Holding gain on inventory	(152,187)	(3,974,461)
Inventory at the end of the period	(38,807,235)	(32,428,614)
Cost of sales	4,318,195,496	2,968,788,210

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	09.30.11				12.31.10
	(Unaudited)				(Audited)
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	27,996,848	4.165	116,606,870	117,651,015
	EUR	41,445	5.603	232,206	240,189
		£614	6.513	4,000	-
	R$	2,067	2.236	4,621	-
	US	187,872	0.206	38,607	7,377

Investments	US$	21,431,092	4.165	89,260,497	706,648,755

Trade receivables	US$	4,463,882	4.165	18,592,070	24,738,369

Other receivables	US$	8,239,855	4.165	34,318,997	22,936,427
	EUR	1,958,759	5.603	10,974,533	10,245,203
	US	10,117	0.206	2,079	2,298

Other assets	US$	6,250	4.165	26,031	-

Total Current assets				270,060,511	882,469,633

Non-current assets

Trade receivables	US$	16,448	4.165	68,507	101,315

Other receivables	US$	959,404	4.165	3,995,918	10,065,326

Fixed assets	US$	4,397,782	4.165	18,316,761	13,761,936

Total Non-current assets				22,381,186	23,928,577
Total Assets				292,441,697	906,398,210

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

    £: Pounds

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	09.30.11				12.31.10
	(Unaudited)				(Audited)
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	26,062,907	4.205	109,594,524	36,156,915
	EUR	208,017	5.657	1,176,752	3,962,781
	CHF	103,229	4	438,000	1,346,691
	US	21,470	0.206	4,412	188

Financial debt	US$	72,555,663	4.205	305,096,563	202,522,729

Salaries and social security payable	US$	325,293	4.205	1,367,857	-
	US	667,238	0.206	137,115	140,011

Other liabilities	US$	950,727	4.205	3,997,807	1,353,066
	US	-	0.000	-	-

Total Current liabilities				421,813,030	245,482,381

Non-current liabilities

Accounts payable	US$	-	-	-	312,637

Financial debt	US$	643,397,474	4.205	2,705,486,377	1,655,797,436

Total Non-current liabilities				2,705,486,377	1,656,110,073
Total Liabilities				3,127,299,407	1,901,592,454

    US$: U.S. Dollars

    EUR: Euros

    US: Uruguayan Pesos

    CHF : Swiss Francs

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation / Transmission / Distribution	Selling	Administration	For the nine-month periods ended September 30, (Unaudited)
				2011	2010
Salaries and social security	509,539,322	85,775,311	173,964,743	769,279,376	484,204,072
Social benefits	5,038,559	77,194	7,148,515	12,264,268	11,310,506
Fees and compensation for services	204,513,687	119,043,472	76,896,564	400,453,723	204,472,526
Directors and Sindycs' fees	-	-	17,882,822	17,882,822	14,661,825
Reserve for Directors' options	-	-	6,709,014	6,709,014	6,709,014
Depreciation of fixed assets	258,733,387	3,127,318	14,870,914	276,731,619	208,618,355
Amortization of intangible assets	15,886,666	-	4,767,504	20,654,170	17,600,447
Amortization of other assets	17,049,153	-	-	17,049,153	17,049,154
Transport of energy	11,715,701	-	-	11,715,701	16,698,500
Gas consumption	412,519,186	-	-	412,519,186	234,006,971
Purchase of energy	365,712,339	-	-	365,712,339	308,572,143
Fuel consumption	578,170,218	33,961	200,596	578,404,775	225,592,214
Material and spare parts consumption	70,395,107	1,238,046	2,509,962	74,143,115	47,346,677
Maintenance	83,582,058	2,560,657	3,819,434	89,962,149	15,039,410
Royalties and fees	17,729,809	-	-	17,729,809	19,375,191
Doubtful accounts	104,044	12,050,448	-	12,154,492	19,098,636
Transport and per diem	8,865,241	228,930	6,002,044	15,096,215	10,344,320
Rental and insurance	23,733,653	784,170	26,909,447	51,427,270	43,527,441
Surveillance and security	10,579,070	1,553,807	11,294,621	23,427,498	11,731,948
Taxes, rates and contributions	11,542,344	48,068,910	11,449,388	71,060,642	32,848,334
Communication	7,581,497	12,191,235	5,891,899	25,664,631	17,117,875
Advertising and promotion	7,000	460,749	13,736,408	14,204,157	12,485,144
Office expenses	731,888	5,462,815	2,003,446	8,198,149	1,793,515
Other	4,523,397	453,669	14,067,667	19,044,733	19,965,815
Total as of 09.30.11	2,618,253,326	293,110,692	400,124,988	3,311,489,006
Total as of 09.30.10	1,591,338,707	150,080,187	258,751,139		2,000,170,033

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the board of directors and shareholders of

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Edificio 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

We have reviewed the balance sheet of Pampa Energía S.A. (“the Company”) at September 30, 2011, and the related statements of operations, of changes in shareholders’ equity and of cash flows for the nine-month periods ended September 30, 2011 and 2010 (included in the Spanish version of the financial statements). Also, we have reviewed the accompanying consolidated balance sheet of the Company and its subsidiaries at September 30, 2011, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the nine-month periods ended September 30, 2011 and 2010. These interim financial statements are the responsibility of the Company’s management.

Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for reviews of financial statements of interim periods, which consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which  is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and on our audit of the Company’s  consolidated financial statements as of and for the year ended December 31, 2010 over which we issued and unqualified opinion dated March 9, 2011, we report that:

a)      the financial statements of the Company at September 30, 2011 and for the nine-months periods ended September 30, 2011 and 2010, described in paragraph 1, prepared in conformity with prevailing accounting standards in force in the Argentina and regulations of the Argentine National Securities Commission (CNV), consider all significant facts and circumstances which are known to us and we have no observations to make;

b)      the comparative information as of December 31, 2010 included in the balance sheet (included in the Spanish version of the financial statements) and in the consolidated balance sheet derives from the Company’s audited consolidated financial statements at December 31, 2010.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

In compliance with current regulations, we report that:

a)      the financial statements of the Company have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)      the financial statements of the Company derive from accounting records carried in all formal respects in accordance with legal requirements;

c)       we have read the summary of activities as of September 30, 2011, except for the chapter entitled “Progress in accomplishing the IFRS implementation plan”, on which, as regards those matters that are within our competence, we have no observations to make (included in the Spanish  version of the financial statements);

d)        at September 30, 2011, there is no debt of Pampa Energía S.A. in favor of the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records.

Autonomous City of Buenos Aires, November 9, 2011

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 17, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.